4/10

## 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL




05005868

**REGISTRANT'S NAME** PagesJaunes S.A.

***CURRENT ADDRESS** 7, avenue de la Cristallerie

92371 Sevres Cedex

France

****FORMER NAME** ______________________

****NEW ADDRESS** ______________________



**FILE NO.** 82- 34860 **FISCAL YEAR** 2003 -12/31/03

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | |
|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | X |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | |

OICF / BY: ____________

DATE: ___/___/___

Exhibit D.2



# INDEX TO THE FINANCIAL STATEMENTS



ARLS
12-31-03

## Report of the Statutory Auditor and the Contractual Auditor on the Pro Forma Unaudited Consolidated Financial Statements for the years ended December 31, 2003, 2002 and 2001

*This is a free translation into English of the statutory and contractual auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. Such report should be read in conjunction and construed in accordance with French law and French auditing professional standards.*

**ERNST & YOUNG Audit**
Faubourg de l'Arche
11, avenue de l'Arche
92400 Courbevoie
S.A. with a share capital of €3,044,220
344,366,315 R.C.S. Nanterre

**Statutory Auditor**
**Member of the Regional Council of Paris**

**DELOITTE TOUCHE TOHMATSU**
185, avenue Charles de Gaulle
92524 Neuilly-sur-Seine Cedex
S.A. with a share capital of €1,266,944
377,876 R.C.S. Nanterre

**Statutory Auditor**
**Member of the Regional Council of Versailles**

Dear Chairman of the Management Board,

You have requested that we examine the pro forma consolidated financial statements for the periods from January 1, 2001 to December 31, 2001, January 1, 2002 to December 31, 2002 and January 1, 2003 to December 31, 2003, as attached to this report, which consolidated financial statements were prepared in connection with the initial public offering of PagesJaunes.

These pro forma consolidated financial statements were drawn up a first time on May 5, 2004, under the responsibility of the management of the company. These financial statements were the subject of an examination by us, which led us to include an unqualified conclusion in our report issued on May 6, 2004. These financial statements were drawn up a second time by the Management Board on May 27, 2004, under the responsibility of the management of the company in order to reflect the modifications to the historical consolidated financial statements, as mentioned in the report of the Management Board.

These pro forma consolidated financial statements were prepared on the basis of the consolidated financial statements of the PagesJaunes Group at December 31, 2003, as modified and approved a second time by the Management Board on May 27, 2004, as well as the annual financial statements of QDQ Media and Wanadoo Maps. The consolidated financial statements of the PagesJaunes Group, which are presented with the pro forma financial statements, were audited according to professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Our audit has led us to express an opinion on the consolidated financial statements, without observations.

Pursuant to Article L.225-235, Paragraph 1, of the French Commercial Code, relating to the justification of our assessments and introduced by the Law on Financial Security dated August 1, 2003 and applicable for the first time this year, the assessments that we have made in issuing our opinion on the consolidated financial statements of PagesJaunes, notably with respect to the accounting principles followed and the significant estimations in establishing the consolidated financial statements as of December 31, 2003, as well as their overall presentation, do not give rise to any particular comment.

The financial statements of QDQ Media with respect to the years ended December 31, 2001 and 2002 were audited by Audihispana, which led them to issue an opinion which is qualified with respect to a limitation in the scope of procedures performed on customer receivables and, concerning the year ended December 31, 2001, contains an observation related to a change in the method of accounting for sales as set out in Notes 2 and 21 to the financial statements.

The annual financial statements of QDQ Media with respect to the year ended December 31, 2003 were audited by Deloitte Madrid which led to an opinion without reservation or observation.

We have examined the pro forma consolidated financial statements in accordance with professional standards applicable in France. Those standards require an assessment of the procedures established for the choice of conventions and the establishment of pro forma consolidated financial statements as well as procedures to ensure the conventions used are consistent, to verify they are correctly recorded and to ensure conformity between the accounting methods used and those followed in establishing the most recent consolidated financial statements.

The pro forma consolidated financial statements are intended to reflect the impact on historical financial data of certain events or transactions, before their actual date of their occurrence. They do not, however, necessarily represent the financial situation or performance that would have been recorded had the transaction or event occurred at a date earlier than its actual or expected occurrence.

In our opinion, the methods used constitute a reasonable basis to present the effects on the Group's historical consolidated financial statements of the acquisitions of the subsidiaries of Wanadoo acquired in the first half of 2004 in the pro forma financial statements, they are correctly recorded and, subject to the possible effects on the 2001 and 2002 financial statements of the limitations in the scope of procedures related to the customer accounts receivable of QDQ Media in 2001 and 2002 as noted in our report on the pro forma financial statements and to their impact on the provision related to customer receivables in the 2003 income statement, the accounting methods used are in conformity with those used for the preparation of the consolidated financial statements of PagesJaunes SA, it being noted that the balance sheet of QDQ Media as of December 31, 2003 does not raise any qualification with regard to this conformity.

Courbevoie and Neuilly-sur-Seine on May 28, 2004

| Contractual Auditor | Statutory Auditor |
|---|---|
| ERNST & YOUNG Audit | DELOITTE TOUCHE TOHMATSU |
| Christian Chiarasini | Jean-Paul Picard     Eric Gins |

## PRO FORMA UNAUDITED CONSOLIDATED STATEMENT OF INCOME

| *(In thousands of euros, except share information and results per share)* | Notes | Year ended December 31 | | |
|---|---|---|---|---|
| | | 2003 | 2002 | 2001 |
| Revenues | 4 | 917,341 | 871,123 | 807,101 |
| Cost of services and products sold | | (234,933) | (239,385) | (249,236) |
| Commercial costs | | (292,385) | (289,742) | (249,533) |
| Administrative costs | | (54,043) | (61,603) | (49,398) |
| Research and development costs | | (1,737) | (2,419) | (3,079) |
| **Earnings before interest, tax, depreciation and amortization and before employee profit-sharing** | 4 | **334,243** | **277,974** | **255,855** |
| Depreciation and amortization | | (12,575) | (14,933) | (16,100) |
| **Operating income** | | **321,668** | **263,041** | **239,755** |
| Financial income (expense), net | 6 | 19,298 | 15,856 | 16,133 |
| Foreign exchange gain (loss), net | | (193) | (104) | 57 |
| **Current income of consolidated companies** | | **340,773** | **278,793** | **255,945** |
| Other non-operating income (expense), net | 7 | (3,144) | 39,616 | (1,564) |
| Corporate income taxes | 8 | (123,440) | (121,459) | (92,477) |
| Employee profit-sharing | | (26,866) | (24,608) | (21,296) |
| **Net income of consolidated companies** | | **187,323** | **172,342** | **140,608** |
| Share of net income of companies accounted for using the equity method | | 1,175 | 1,003 | 778 |
| Goodwill amortization | 9 | (5,884) | (4,117) | (3,238) |
| Exceptional goodwill amortization | 9 | 0 | 0 | 0 |
| **Net income of the consolidated group** | | **182,614** | **169,228** | **138,148** |
| Minority interest | | 0 | 0 | 0 |
| **Net income** | | **182,614** | **169,228** | **138,148** |
| **Earnings per share (in euros)** | | | | |
| Number of shares at December 31 | | 182,700 | 182,700 | 182,700 |
| Net income before goodwill amortization and minority interests | | | | |
| – basic | | 1,031.74 | 948.80 | 773.87 |
| Net income of the Group | | | | |
| – basic | | 999.53 | 926.26 | 756.15 |

## PRO FORMA UNAUDITED CONSOLIDATED BALANCE SHEET

| *(In thousands of euros)* | Notes | At December 31 | | |
|---|---|---|---|---|
| | | 2003 | 2002 | 2001 |
| **ASSETS** | | | | |
| Goodwill, net | 9 | 72,484 | 69,535 | 73,652 |
| Other intangible assets, net | 10 | 2,331 | 1,173 | 1,352 |
| Property, plant and equipment, net | 11 | 25,917 | 28,465 | 77,961 |
| Investments accounted for using the equity method | 12 | 2,504 | 2,353 | 1,965 |
| Other investment securities, net | 13 | 388 | 2,169 | 6,165 |
| Other long-term assets, net | 14 | 1,596 | 1,918 | 2,987 |
| Deferred income tax, net | 8 | 6,508 | 6,354 | 17,043 |
| **Total long-term assets** | | **111,728** | **111,967** | **181,125** |
| Inventories | | 7,428 | 12,424 | 12,821 |
| Trade accounts receivable, net of provisions | 15 | 389,894 | 377,939 | 353,140 |
| Deferred income tax, net | 8 | 18,056 | 12,817 | 6,409 |
| Prepaid expenses and other current assets | 16 | 137,870 | 127,332 | 135,003 |
| Marketable securities | 19 | 11,600 | 11,409 | 11,893 |
| Cash and cash equivalents | 19 | 461,083 | 498,075 | 433,202 |
| **Total current assets** | | **1,025,931** | **1,039,996** | **952,468** |
| **TOTAL ASSETS** | | **1,137,659** | **1,151,963** | **1,133,593** |
| **LIABILITIES** | | | | |
| Share capital | | 54,810 | 54,810 | 54,810 |
| Additional paid-in capital | | 42,249 | 42,249 | 42,249 |
| Reserves | | 40,764 | 119,640 | 133,133 |
| Net income | | 182,614 | 169,228 | 138,148 |
| Foreign currency translation adjustment | | 0 | 0 | 0 |
| Treasury shares | | 0 | 0 | 0 |
| **Shareholders' Equity** | 21 | **320,437** | **385,927** | **368,340** |
| **Minority interests** | | **0** | **0** | **0** |
| Long-and medium-term debt | 19 | 0 | 54 | 36,589 |
| Other long-term liabilities | 20 | 24,924 | 24,213 | 17,695 |
| **Total long-term liabilities** | | **24,924** | **24,267** | **54,284** |
| Current portion of long- and-medium-term debt (maturing in less than one year) | 19 | 3,822 | 4,077 | 8,158 |
| Bank overdrafts and other short-term borrowings | 19 | 12,351 | 31,356 | 15,393 |
| Trade accounts payable | | 119,987 | 108,690 | 106,359 |
| Accrued expenses and other short-term provisions | 20 | 179,079 | 177,858 | 171,775 |
| Other current liabilities | 20 | 1,915 | 3,124 | 3,999 |
| Deferred income | 17 | 475,144 | 416,664 | 405,285 |
| **Total current liabilities** | | **792,298** | **741,769** | **710,969** |
| **LIABILITIES AND SHAREHOLDERS EQUITY** | | **1,137,659** | **1,151,963** | **1,133,593** |

**PRO FORMA UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY**
*(In thousands of euros, except share information)*

| | Number of shares issued | Share capital | Additional paid-up capital | Acquisitions made in 2004 | Reserves | Total shareholders' equity |
|---|---|---|---|---|---|---|
| **Balance at January 1, 2001** | **182,700** | **54,810** | **42,249** | **0** | **166,030** | **263,089** |
| Acquisition of QDQ Media | | | | 107,417 | | 107,417 |
| Income in 2001 | | | | | 138,148 | 138,148 |
| Dividends paid | | | | | (140,314) | (140,314) |
| **Balance at December 31, 2001** | **182,700** | **54,810** | **42,249** | **107,417** | **163,864** | **368,340** |
| Income in 2002 | | | | | 169,228 | 169,228 |
| Dividends paid | | | | | (151,641) | (151,641) |
| **Balance at December 31, 2002** | **182,700** | **54,810** | **42,249** | **107,417** | **181,451** | **385,927** |
| Income in 2003 | | | | | 182,614 | 182,614 |
| Dividends paid | | | | | (248,104) | (248,104) |
| **Balance at December 31, 2003** | **182,700** | **54,810** | **42,249** | **107,417** | **115,961** | **320,437** |

## PRO FORMA UNAUDITED CONSOLIDATED CASH FLOW STATEMENT

| *(In thousands of euros)* | Notes | Year ended December 31 | | |
|---|---|---|---|---|
| | | 2003 | 2002 | 2001 |
| **CASH FLOW RELATED TO OPERATIONS** | | | | |
| Consolidated net income of the Group | | 182,614 | 169,228 | 138,148 |
| *Adjustments to reconcile net income to funds generated from operations* | | | | |
| Depreciation and amortization of property, plant and equipment, intangible assets and goodwill | | 18,459 | 19,050 | 19,338 |
| Net loss (gains) on sales of assets | | 1,383 | (26,025) | 11,444 |
| Change in other provisions | | 20,834 | 5,415 | (7,043) |
| Undistributed earnings of companies accounted for using the equity method | | (151) | (389) | (324) |
| Deferred income taxes | | (5,355) | 4,283 | (3,790) |
| Minority interests | | 0 | 0 | 0 |
| Unrealized exchange rate gain | | 0 | (54) | 0 |
| Other non-monetary items | | 0 | 0 | 180 |
| *Change in working capital* | | | | |
| Decrease (increase) in inventories | | 5,136 | 397 | (2,333) |
| Decrease (increase) in trade accounts receivable | | (24,151) | (28,979) | (58,634) |
| Decrease (increase) in other receivables | | (10,448) | 6,703 | 18,219 |
| Increase (decrease) in trade accounts payable | | 11,011 | 4,606 | (41,267) |
| Increase (decrease) in other payables | | 52,996 | 20,910 | (14,088) |
| **Net cash from operations** | | **252,328** | **175,145** | **59,850** |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchases of property, plant and equipment and intangible assets, net of changes in fixed asset vendors | | (11,516) | (14,625) | (9,747) |
| Proceeds from sale of tangible and intangible assets | | 95 | 33,477 | 211 |
| Purchase of own shares | | 0 | 0 | 0 |
| Acquisitions of investment securities and subsidiaries, net of cash acquired | | (10,067) | 0 | (17,279) |
| Cash paid for investment securities and acquired businesses | | 0 | 0 | 0 |
| Proceeds from sales of investment securities and businesses, net of cash transferred | | 0 | 7,158 | 1,799 |
| Other decreases (increases) in marketable securities and other long-term assets | | (370) | 3,540 | (1,382) |
| **Net cash used in investing activities** | | **(21,858)** | **29,550** | **(26,398)** |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Increase (decrease) in long-term debt | | (308) | (3,377) | 1,781 |
| Increase (decrease) in bank overdrafts and short-term borrowings | | (18,731) | 15,963 | 20,088 |
| Minority shareholders' contributions | | 0 | 0 | 0 |
| Dividends paid | | (248,106) | (151,641) | (140,314) |
| **Net cash provided by (used in) financing activities** | | **(267,145)** | **(139,055)** | **(118,445)** |
| Net increase (decrease) in cash and cash equivalents | | (36,675) | 65,641 | (84,993) |
| Effect of changes in exchange rates on cash and cash equivalents | | (317) | (768) | 0 |
| Cash and cash equivalents at beginning of period | | 498,075 | 433,202 | 518,195 |
| **Cash and cash equivalents at end of period** | | **461,083** | **498,075** | **433,202** |

## 1. DESCRIPTION OF BUSINESS

For more than fifty years, the PagesJaunes Group has offered a wide range of products and services to the general public and professionals, with the core business being directories in France and internationally.

In this section "Notes to the pro forma consolidated financial statements", if not otherwise indicated, the terms "Company" and "PagesJaunes SA" refer to PagesJaunes SA and the terms "PagesJaunes", "Group" and "PagesJaunes Group" refer to PagesJaunes SA and its consolidated subsidiaries.

## 2. ACCOUNTING METHODS

### 2.1 Preparation of pro forma consolidated financial statements

The pro forma consolidated financial statements for the years 2001, 2002 and 2003 are intended to illustrate the effect of the acquisitions of Wanadoo subsidiaries acquired during the first-half of 2004 on the historic consolidated financial statements of the PagesJaunes Group.

These pro forma financial statements have been prepared on the basis of the historic consolidated financial statements of PagesJaunes and those of its acquired subsidiaries, adjusted as indicated in the paragraphs below.

The main practices used for preparing the pro forma financial statements are as follows:

#### 2.1.1 Scope of consolidation:

The scope of consolidation (note 27) for the years 2001 to 2003 includes:

- The subsidiaries and investments of PagesJaunes as of December 31, 2003,
- QDQ Media and Wanadoo Maps acquired during the first half of 2004 from Wanadoo, and which are included in the pro forma financial statements as of the dates they entered into Wanadoo's scope of consolidation, namely on April 1, 2001 and January 1, 2003, respectively.

The sales of ODA do Brasil and Telelistas by PagesJaunes SA in 2001, having an impact on the consolidated results of less than €2 million, have not been adjusted in the pro forma consolidated financial statements.

### 2.1.2 Non-consolidated subsidiaries

In establishing the pro forma financial statements, Kompass Belgium, which was acquired for €1.8 million, has not been consolidated given its insignificant nature.

### 2.1.3 Income statement principles

The income statement includes:

- *the consolidated operating income of* PagesJaunes, *combined with those of acquired subsidiaries;*
- the amortization of goodwill of these subsidiaries, calculated as of December 31, 2003 and, which corresponds provisionally to the goodwill *on such date; and*
- the financial expenses related to the financing of these acquisitions.

The current tax reported in the pro forma consolidated financial statements corresponds to the tax declared by the companies of the Group. This value was adjusted to take into account the variation in income related to the adjustment of investment income.

The calculations for investment interests were revised to take into account the elements described above.

No adjustment related to fixed charges has been recorded, insofar as the entities account for these expenses individually.

### 2.1.4 Balance sheet principles

The pro forma consolidated balance sheet for 2001 has been prepared as follows:

In order to have shareholders' equity at December 31, 2003 correspond to that in the PagesJaunes consolidated balance sheet after consolidation of the subsidiaries acquired in 2004, the losses of these subsidiaries, and the *amortization of goodwill between their dates of acquisition and December 31, 2003 (€107 million) have been shown by* convention as an increase in the consolidated shareholders' equity of PagesJaunes;

In order to ensure consistency between the income statement and the balance sheet, the balance sheet includes the goodwill of the acquired subsidiaries and determined at December 31, 2003 (€64 million), increased by convention by the amortization shown in the income statements for the periods of 2001 to 2003 (€10 million); and

In order to present only the operating cash flow of the acquired entities during the period, the cash flows corresponding to the QDQ Media capital increases subscribed to by Wanadoo during the periods 2002 and 2003 (€80 million) have been eliminated from the cash flows of the period and recognized, by convention, as a decrease in pro forma debt.

This balance sheet as of December 31, 2001 is summarized below:

| *(in thousands of euros)* | **PagesJaunes historical** | **Subsidiaries** | **Combined** | **Pro forma entries** | | **Pro Forma Dec. 31, 2001** |
|---|---|---|---|---|---|---|
| Goodwill | 2,396 | 0 | 2,396 | 73,895 | -2,639 | 73,652 |
| Marketable securities, cash and cash equivalents | 484,296 | 1,361 | 485,657 | -17,000 | - 23,562 | 445,095 |
| Other receivables | | | | | 2,317 | 2,317 |
| Other debt | | | | | 6,366 | 6,366 |
| Debt | 56,128 | 102,964 | 159,092 | -79,511 | - 19,441 | 60,140 |
| Income | 167,791 | -21,732 | 146,059 | | -7,911 | 138,148 |
| Shareholders' Equity | 119,307 | -22,623 | 96,684 | 107,417 | 26,091 | 230,192 |

## 2.2 Accounting methods

The consolidated pro forma financial statements of PagesJaunes were prepared in accordance with French generally accepted accounting principles according to Regulation 99-02 of the French *Comité de la Réglementation Comptable* (CRC).

### 2.2.1 First time application of new accounting standards and regulations

***Financial Security Law***

The Financial Security Law ("*Loi de Sécurité Financière*") has been effective since its publication in the French government official journal (*Journal Officiel*) on August 2, 2003. This law includes an accounting provision that eliminates the requirement of owning shares in a company in order for the company to be considered as controlled and to be consolidated. This accounting provision is applicable from January 1, 2004. As of the date hereof, PagesJaunes does not have such a relationship with any such entity.

***Regulation CRC rule 02-10 on depreciation, amortization and impairment of assets***

This rule redefines the notions of depreciation, amortization and impairment of assets and defines when impairment tests should be performed in relation to tangible and intangible assets. It is applicable for accounting periods starting from January 1, 2005 and earlier adoption from January 1, 2002 is allowed. The PagesJaunes Group has chosen not to apply this rule in its December 31, 2003 financial statements.

***Regulation CRC rule 03-05 of November 20, 2003 relating to the accounting treatment of website development costs***

Consistent with the asset definition statement exposure draft and rule 02-10 relating to the depreciation, amortization and impairment of assets, this rule sets out the accounting treatment of website design and development costs detailing the rules and conditions applicable for capitalization thereof. PagesJaunes chose not to apply this rule in its financial statements for the year ended December 31, 2003.

***Recommendation 03-R of April 1, 2003 of the Conseil National de la Comptabilité relating to the rules for accounting for and the measurement of pension obligations and similar benefits***

This recommendation, applicable from January 1, 2004, with earlier adoption possible from January 1, 2003, establishes rules relating to the accounting treatment and measurement of pension obligations. Its scope covers post-employment benefits, other long-term benefits, compensation indemnities for employment terminations and the related social charges and tax contributions. PagesJaunes is currently reviewing the practical implications of this recommendation within its Group for its application as at January 1, 2004.

***CRC rule 03-01 of October 2, 2003 relating to the accounting treatment of Internet barter transactions***

This rule defines the scope of application, valuation principles and the procedures used to assess the fair value of Internet barter transactions, as well as the additional information to be disclosed in the notes to the financial statements. PagesJaunes chose not to apply this rule in its financial statements for the year ended December 31, 2003.

### 2.2.2 Presentation of Financial Statements

The consolidated financial statements are prepared in euros.

- Operating expenses before depreciation and amortization are broken down by destination as follows:
  - the cost of services and products sold represents the cost of services and products sold and/or published during the accounting period;
  - commercial costs reflect the expenses incurred from the actions undertaken to sell its products and services, including compensation of the sales force;
  - administrative costs reflect expenses incurred related to support functions (management, accounting, human resources, purchasing, strategy, etc.);
  - research and development costs include, with respect to research, original work organized and conducted to gain understanding and new scientific or technical knowledge and, with respect to development, the implementation, prior to the commencement of commercial production or internal use, of plans and designs for the production of products, processes, systems or new or highly improved services, in the application of research findings or knowledge acquired.
- Operating income corresponds to the difference between revenues and operating expenses. Earnings before interest, tax, depreciation and amortization and before employee profit-sharing corresponds to earnings before amortizations and provisions.

- The costs resulting from the French legal employee profit-sharing plan is presented as a separate line item in the consolidated statement of income after operating income.
- "Other non-operating income (expense), net" includes mainly gains and losses on the disposal of consolidated subsidiaries and investment securities including the dilution impacts and the change in provisions against investment and marketable securities, dividends received, and movements in restructuring provisions. This heading also includes gains and losses on disposals where their relative size exceeds the scope of ordinary activity (real estate, commercial receivables, etc).
- The goodwill amortization charge concerns the goodwill relating to fully and proportionally consolidated companies as well as investments accounted for under the equity method.
- Assets and liabilities are classified on the balance sheet based on liquidity or maturity dates with short-term balances (due within one year) presented separately from long-term balances.
- In the statement of cash flows, changes in bank overdrafts and marketable securities with maturities in excess of three months at the time of purchase are not included as part of operating activities. Changes in these items are presented under financing and investing activities.

**2.3 Consolidation Principles**

A company, whether acquired or created, over which the Group exercises significant control or influence, is included in the scope of consolidation when at least two of the following three thresholds are attained: revenues of €5 million, total assets of €10 million and net assets of €2 million.

The main consolidation principles are as follows:

- Subsidiaries which PagesJaunes controls exclusively, either directly or indirectly, are fully consolidated;
- Companies over which PagesJaunes exercises significant influence are accounted for using the equity method;
- The non-consolidated entities mentioned in Note 13 "Other Investment Securities" are not significant with respect to the consolidated statements, on their own or as a whole;
- Material inter-company balances and transactions are eliminated.

***Purchase accounting and goodwill***

Upon acquisition of a business, the purchase price of the shares is allocated on a fair value basis to the identifiable assets and liabilities of the business acquired. The fair value of identifiable intangible assets such as trademarks, licenses and customer relationships is determined using generally accepted methods such as the income approach, the cost approach, or the market value approach.

The excess of the purchase price over the fair value of identifiable assets and liabilities of the business acquired is recorded in the consolidated balance sheet under the heading "Goodwill" for consolidated entities.

The amortization period for goodwill, usually ranging from 5 to 20 years, is determined by taking into consideration the specific nature of the business acquired and the strategic value of each acquisition.

The recoverable value of goodwill is subject to a periodic review, at least annually, as well as whenever events or circumstances occur indicating that an impairment may exist. Such events or circumstances include significant, other than temporary, adverse changes in the business environment, or in assumptions or expectations considered at the time of the acquisition.

PagesJaunes assesses the recoverable value of goodwill for each company that is consolidated or accounted for using the equity method on an individual basis.

The assessment of whether or not an impairment loss is necessary is done by comparing the consolidated carrying value of the activity with its recoverable value. Recoverable value is the higher of the realizable value or the value in use.

The realizable value is determined as the best estimate of the selling price of an asset in an arm's length transaction, adjusted for costs directly attributable to the disposal of the asset. This estimate is valued on the basis of available market information taking into account specific circumstances.

PagesJaunes gives preference to the discounted cash flow method when assessing value in use. These are determined using assumptions regarding economic conditions and operating conditions forecasts used by the management of PagesJaunes, as follows:

- the cash flows used come from business plans resulting from the planning process, over an appropriate timeframe not exceeding 10 years;
- beyond this timeframe, cash flows are extrapolated by applying a perpetual rate of growth specific to each activity;
- the cash flows are discounted using rates appropriate to the nature of the activities concerned.
- Where a disposal has been decided, the recoverable value is determined based on the realizable value.

### 2.4 Other accounting methods

***Transactions in foreign currencies***

Foreign currency denominated monetary balances are translated at the year-end rate.

Unrealized gains and losses on foreign currency denominated monetary balances are recognized in the statement of income for the period.

***Revenue recognition***

PagesJaunes' principal sources of revenue are recognized as follows:

- Revenues from advertisements in printed directories are recognized when the directories are published. As a result, the sales of advertisements invoiced in connection with directories yet to be published are presented on the balance sheet under the heading "Deferred income".
- Revenues from the sale of advertisements in on-line directories are recognized over the period during which the advertisement is displayed on-line, which is generally 12 months.

Costs that are directly related to the directory publication campaigns of a year are allocated to the corresponding sales accounted for that year. These costs include commissions to the sales force and telesales force, as well as editorial fees.

***Advertising and related costs***

Advertising, promotion, sponsoring, communication and brand marketing costs are expensed in the same year as they are incurred.

***Research and development***

Research and development costs are expensed in the same year as they are incurred.

***Trade accounts receivable***

Due to its different types of clients (individuals, large businesses, professionals), PagesJaunes does not consider itself to be exposed to a concentration of credit risk with respect to trade accounts receivable. Provisions are recorded on the basis of an evaluation of the risk of non-recovery of receivables. These provisions are based on an individual or statistical risk assessment.

***Cash and cash equivalents***

Cash and cash equivalents consist of immediately available cash and liquid short-term investments with maturities generally of three months or less at the time of purchase. They are stated at cost, which approximates their fair value.

***Marketable securities***

Marketable securities are valued at historical cost. When necessary, a provision is recorded on an investment-by-investment basis to adjust this value to the average market value over the month prior to period-end or their probable negotiable value for securities not publicly traded.

*Inventories and work-in-progress*

Work-in-progress is valued at the cost price and on the basis of direct costs. Inventories are determined using the weighted-average method. A provision for depreciation is made when the cost price is less than probable realizable value.

*Other intangible assets*

Other intangible assets include licenses and patents.

Trademarks and customer relationships are recorded at cost, which is usually determined at the time of the goodwill allocation using generally accepted methods such as those based on revenues, costs or market value.

Depreciation of intangible assets is calculated on the basis of the rhythm of consumption of the economic benefits expected from each element of the asset. On this basis, the straight-line method is generally used, with a useful life generally between 1 and 5 years.

*Property, plant and equipment*

Property, plant and equipment are recorded at historical cost of acquisition or at production cost.

Costs of repairs and maintenance costs, except to the extent that they increase productivity or extend the useful life of an asset, are expensed in the year in which they are incurred.

Assets financed under leases which transfer the risks and rewards of ownership to PagesJaunes are recorded under property, plant and equipment with a corresponding entry in the liabilities side of the balance sheet for the related debt.

Depreciation of property, plant and equipment is calculated on the basis of the rhythm of consumption of the economic benefits expected from each element of the asset. On this basis, the straight-line method is generally used, with the following useful lives: 25 to 30 years for buildings, 5 to 10 years for improvements and between 1 and 5 years for other property, plant and equipment.

*Impairment of long-lived assets*

An impairment charge is recorded for property, plant and equipment or intangible assets when, due to events and circumstances arising in the period (obsolescence, physical damage, significant changes in their usage, performance below forecast, decreasing revenues and other external indicators, etc.) their recoverable value appears durably lower than their carrying value. Recoverable value is the higher of realizable value or value in use.

Impairment tests are performed on groups of assets by comparing the recoverable value to the carrying value. When an impairment charge appears necessary, the amount recorded is equal to the difference between the carrying value and the recoverable value.

For assets to be held and used, the recoverable value is most often determined on the basis of the value in use, representing the value of expected future economic benefits from their use and disposal. Recoverable value is assessed notably by reference to discounted future cash flows determined using economic assumptions and forecasted operating conditions calculated by the management of PagesJaunes or by reference to the replacement cost for used equipment or to the cost of alternative technologies.

For assets to be disposed of, the recoverable value is determined on the basis of the realizable value, which in turn is assessed on the basis of market value.

*Investment securities*

Investment securities are stated at historical cost of acquisition to PagesJaunes, including any direct acquisition expenses. A provision for impairment is recorded when the value in use, based upon the analysis of PagesJaunes' management, appears to be less than the carrying value, on the basis of different criteria such as market value, the outlook for development and profitability, and the level of shareholders' equity, taking into account the specific nature of each investment.

*Deferred income taxes*

Deferred income taxes are recorded on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes, as well as those arising from loss carry forwards. A valuation allowance is recorded for deferred tax assets to the extent that the recovery of those assets is not considered probable. When the impact is material, deferred tax assets and liabilities are discounted when reversals can be reliably scheduled.

No deferred tax liability or asset is recorded as a result of the elimination of internal gains on disposal of shares of consolidated companies or the elimination of tax deductible provisions for impairment or provisions for risk and charges, related to these shares.

***Provisions for risks and charges***

Provisions are recorded when, at the period-end, PagesJaunes has an obligation with respect to a third party for which it is probable or certain that there will be an outflow of resources, without at least an equivalent return expected from that third party.

This obligation may be legal, regulatory or contractual in nature. It may also result from the practices of the Group or from public commitments having created a legitimate expectation on the part of such third parties that the Group will assume certain responsibilities.

The estimate of the amount of the provision corresponds to the expenditure that PagesJaunes will probably have to bear to settle its obligation. If no reliable estimate of the amount can be made, no provision is recorded; a disclosure is therefore provided in the notes to the financial statements.

Contingent liabilities, representing obligations which are neither probable nor certain at the period end, or probable obligations for which a cash outflow is not probable, are not recorded. Information about such contingent liabilities is presented in the notes to the financial statements.

***Pension obligations and similar benefits***

In France, legislation requires that lump sum retirement indemnities be paid to employees at certain periods based upon their years of service and salary level at retirement. The actuarial cost of this obligation is charged annually to income over the employees' service lives.

The effect of changes in actuarial assumptions is accounted for in the consolidated income statement over the average remaining service lives of employees.

The recorded provision corresponding to an actuarial measurement of the liability takes into account different parameters:

- TV92-94 has been retained as the mortality table;
- Total retained turnovers vary according to age or years with the company;
- Retirement age: 60;
- Tables of salary increases are defined according to age; and
- Discount rate: 5%.

***Use of estimates***

The preparation of financial statements in accordance with generally accepted accounting principles requires PagesJaunes' management to make estimates and assumptions that affect the amounts that appear in these financial statements and notes thereto, in particular with respect to provisions for risks, deferred tax assets, goodwill and investment securities. The actual amounts could prove to be different from the estimates made.

## 3. ADDITIONAL INFORMATION

For illustration purposes, the table below shows operating income for the year 2001 for PagesJaunes and QDQ Media over 12 months.

| *(In thousands of euros)* | PagesJaunes (1) | QDQ Media (2) | Combined total |
|---|---|---|---|
| Revenues | 807,101 | 8,199 | 815,300 |
| Operating costs | -551,246 | -44,487 | -595,733 |
| **Earnings before interest, tax, depreciation and amortization and before employee profit-sharing** | **255,855** | **-36,288** | **219,567** |
| Depreciation and amortization | -16,100 | -239 | -16,501 |
| **Operating income** | **239,755** | **-36,527** | **203,066** |

(1) Consolidated pro forma financial statements of PagesJaunes

(2) QDQ Media income statement from January to March 2001

## 4. SEGMENT INFORMATION

PagesJaunes' business is organized into two main segments:

- **PagesJaunes in France** includes the activities of the Company itself, meaning the activities relating to the publication of directories, their distribution, sale of advertising space in the printed and online directories, design and hosting of Internet sites as well as the publication of the PagesPro directories, the sale of online access to databases, the reverse directory QuiDonc and the Europages *régie* (advertising representation).
- **International & Subsidiaries** includes the activities of the various subsidiaries of the Company, mainly consisting of the publication of directories for the general public outside France, the development of Kompass directories in Europe and the development of activities complementary to directory publication (such as the geographic services of Wanadoo Maps and the direct marketing services of Wanadoo Data).

| *(In thousands of euros, except average number of employees)* | PagesJaunes in France | International & Subsidiaries | Group Total |
|---|---|---|---|
| **As of December 31, 2003** | | | |
| Revenues | 847,506 | 69,835 | 917,341 |
| EBITDA (1) | 367,195 | (32,952) | 334,243 |
| Depreciation and amortization | (8,395) | (4,180) | (12,575) |
| Operating income | 358,800 | (37,132) | 321,668 |
| Purchases of tangible and intangible assets | 7,278 | 5,003 | 12,281 |
| Average number of employees (2) | 3,011 | 1,248 | 4,259 |
| **As of December 31, 2002** | | | |
| Revenues | 797,579 | 73,544 | 871,123 |
| EBITDA (1) | 311,099 | (33,125) | 277,974 |
| Depreciation and amortization | (9,351) | (5,582) | (14,933) |
| Operating income | 301,748 | (38,707) | 263,041 |
| Purchases of tangible and intangible assets | 8,543 | 3,806 | 12,349 |
| Average number of employees (2) | 2,975 | 1,297 | 4,272 |
| **As of December 31, 2001** | | | |
| Revenues | 743,895 | 63,206 | 807,101 |
| EBITDA (1) | 274,623 | (18,768) | 255,855 |
| Depreciation and amortization | (13,073) | (3,027) | (16,100) |
| Operating income | 261,550 | (21,795) | 239,755 |
| Purchases of tangible and intangible assets | 7,049 | 4,901 | 11,950 |
| Average number of employees (2) | 2,887 | 1,094 | 3,981 |

(1) EBITDA: Earnings before interest, tax, depreciation and amortization and before employee profit-sharing.
(2) Average number of employees in full time equivalent, excluding civil servants made available, the costs of whom are billed to France Telecom.

### Geographic breakdown

| | Year ended | | |
|---|---|---|---|
| *(In thousands of euros)* | **December 31, 2003** | **December 31, 2002** | **December 31, 2001** |
| ***Revenues*** | | | |
| France | 885,330 | 832,354 | 776,519 |
| Others | 32,011 | 38,769 | 30,582 |
| ***Tangible and intangible assets*** | | | |
| France | 27,711 | 26,790 | 76,637 |
| Others | 8,430 | 8,947 | 7,580 |

## 5. PERSONNEL EXPENSES

| | Year ended | | |
|---|---|---|---|
| *(In thousands of euros, except average number of employees)* | **December 31, 2003** | **December 31, 2002** | **December 31, 2001** |

| | | | |
|---|---|---|---|
| Average number of employees [1] | 4,259 | 4,272 | 3,981 |
| Wages and salaries | 174,920 | 175,229 | 148,658 |
| Social charges | 67,994 | 68,114 | 58,415 |
| **Total personnel expenditure [2]** | **242,914** | **243,343** | **207,073** |
| Personnel costs included in costs of assets produced | (92) | (234) | (254) |
| Change in provision for indemnity payments upon retirement | 1,635 | 1,491 | 5,245 |
| Others [3] | 5,689 | 5,072 | 4,796 |
| **Total personnel expenses [2]** | **250,146** | **249,672** | **216,860** |

(1) Average number of employees in full-time equivalent.
(2) Not including employee profit-sharing and personnel expenses related to TOP plan restructuring (classified as non operational expenses).
(3) Particularly taxes linked to salaries.

## 6. FINANCIAL INCOME (EXPENSE), NET

Financial income primarily consists of income generated by investments with France Telecom.

The impact of the foreign exchange rate is insignificant (-€0.1 million at December 31, 2003).

## 7. OTHER NON-OPERATING INCOME (EXPENSE), NET

At December 31, 2002, non-operating income amounted to €39.6 million, consisting primarily of the proceeds from the sale of PagesJaunes' real estate (details provided in note 11).

## 8. CORPORATE INCOME TAXES

### 8.1 PagesJaunes Group tax proof:

The reconciliation between the effective income tax expense and the theoretical tax calculated on the basis of the French statutory tax rate is as follows:

| | Year ended | | |
|---|---|---|---|
| *(In thousands of euros)* | **December 31, 2003** | **December 31, 2002** | **December 31, 2001** |
| Income before tax | 306,054 | 290,687 | 230,625 |
| Statutory tax rate | 35.43% | 35.43% | 36.43% |
| **Theoretical tax** | **(108,435)** | **(102,990)** | **(84,017)** |
| Goodwill amortization | (2,085) | (1,459) | (1,179) |
| Income from affiliates accounted for under the equity method | 416 | 355 | 283 |
| Losses of subsidiaries | (14,007) | (14,616) | (9,563) |
| Parent company and subsidiaries dividends | 66 | 110 | 17 |
| Other non-taxable revenue and expenses | 605 | (3,393) | 1,982 |
| Long-term capital gains (losses) | 0 | 534 | 0 |
| **Effective tax** | **(123,440)** | **(121,459)** | **(92,477)** |

### 8.2 Balance sheet tax position:

The net balance sheet tax position breaks down as follows:

| | Year ended | | |
|---|---|---|---|
| *(In thousands of euros)* | **December 31, 2003** | **December 31, 2002** | **December 31, 2001** |
| Early retirement plan | 5,668 | 4,725 | 4,637 |
| Impairment of long-lived assets | 1,655 | 0 | 0 |
| Temporarily non-deductible provisions | 4,235 | 3,088 | 2,918 |
| Tax loss carryforwards and depreciation deemed | 56,762 | 43,522 | 22,313 |

| | | | |
|---|---|---|---|
| deferred | | | |
| Provision for investments | 9,987 | 8,737 | 7,496 |
| Leasing | 0 | 0 | 7,899 |
| Other deferred tax liabilities | 4,171 | 2,406 | 2,078 |
| Valuation allowance for deferred tax [1] | (57,914) | (43,307) | (23,889) |
| **Net deferred taxes of the Group** | **24,564** | **19,171** | **23,452** |

(1) Corresponding mainly to the depreciation of deferred tax on QDQ Media loss carry-forwards.

**This net position of the group appears as follows on the balance sheet:**

| | Year ended | | |
|---|---|---|---|
| *(In thousands of euros)* | **December 31, 2003** | **December 31, 2002** | **December 31, 2001** |
| Long-term net deferred tax assets (more than one year) | 6,508 | 6,354 | 17,043 |
| Short-term net deferred tax assets | 18,056 | 12,817 | 6,409 |
| Long-term net deferred tax liabilities (more than one year) | 0 | 0 | 0 |
| Short-term net deferred tax liabilities | 0 | 0 | 0 |
| **Total** | **24,564** | **19,171** | **23,452** |

The companies' deferred tax assets and liabilities have been valued by taking into account the exit in 2004, without indemnification, of companies from Wanadoo S.A.'s consolidated tax group.

PagesJaunes SA foresees opting, no later than March 31, 2005, for the French tax consolidation regime provided in Article 223A and following of the French General Tax Code. This option aims to create a consolidated tax group, consisting of, other than PagesJaunes SA, all its French subsidiaries that satisfy the conditions required to become a member. This option will take effect from January 1, 2005 for a period of five fiscal years.

## 9. GOODWILL RELATING TO CONSOLIDATED SUBSIDIARIES

The principal goodwill items arising from the fully consolidated subsidiaries are as follows:

| | | Year ended | | | | |
|---|---|---|---|---|---|---|
| *(In thousands of euros)* | | | **December 31, 2003** | | **December 31, 2002** | **December 31, 2001** |
| | Period of depreciation | Gross value | Accumulated amortization | Net book value | Net book value | Net book value |
| Wanadoo Maps | 5 years | 8,833 | (1,767) | 7,066 | 0 | 0 |
| Wanadoo Data | 5 years | 2,995 | (1,797) | 1,198 | 1,797 | 2,396 |
| QDQ Media | 20 years | 73,895 | (9,675) | 64,220 | 67,738 | 171,256 |
| **Total** | | **85,723** | **13,239** | **72,484** | **69,535** | **73,652** |

Movements in the net book value of goodwill are as follows:

| | Year ended | | |
|---|---|---|---|
| *(In thousands of euros)* | **December 31, 2003** | **December 31, 2002** | **December 31, 2001** |
| **Opening balance** | **69,535** | **73,652** | **0** |
| Acquisitions/divestitures | 8,833 | 0 | 76,890 |
| Amortization | (5,884) | (4,117) | (3,238) |
| **Closing balance** | **72,484** | **69,535** | **73,652** |

The main acquisitions relate to:

- The consolidation of QDQ Media in 2004 which will yield goodwill of approximately €64 million, taking into account the share acquisition price of €17 million (excluding financing of current transactions) as mentioned in

Note 2.1. This goodwill was determined in April 2004 but was deemed to be accounted for in 2001 and amortized over 20 years starting from that date.

- In 2003, the acquisition of Wanadoo Maps yielded goodwill of €8.8 million amortized over a period of 5 years, taking into account an acquisition price of €10 million.
- The Wanadoo Data goodwill corresponds to the acquisition of Chronaxies, followed by its merger into Wanadoo Data.

## 10. OTHER INTANGIBLE ASSETS

| | Year ended December 31 | | | | |
|---|---|---|---|---|---|
| | 2003 | | | 2002 | 2001 |
| *(In thousands of euros)* | Gross value | Accumulated amortization | Net book value | Net book value | Net book value |
| Other intangible assets | 3,776 | (1,445) | 2,331 | 1,173 | 1,352 |
| **Total** | **3,776** | **(1,445)** | **2,331** | **1,173** | **1,352** |

Movements in the net book value of other intangible assets were as follows:

| | Year ended December 31 | | |
|---|---|---|---|
| *(In thousands of euros)* | 2003 | 2002 | 2001 |
| **Opening balance** | **1,173** | **1,352** | **21** |
| Acquisitions | 1,569 | 123 | 1,205 |
| Effect of changes in the scope of consolidation | 63 | 0 | 291 |
| Divestitures | (13) | 0 | 0 |
| Amortization | (1,089) | (302) | (165) |
| Reclassifications | 628 | 0 | 0 |
| **Closing balance** | **2,331** | **1,173** | **1,352** |

## 11. PROPERTY, PLANT AND EQUIPMENT

| | Year ended December 31 | | | | |
|---|---|---|---|---|---|
| | 2003 | | | 2002 | 2001 |
| *(In thousands of euros)* | Gross value | Accumulated depreciation | Net book value | Net book value | Net book value |
| Land and buildings | 400 | (40) | 360 | 0 | 47,977 |
| Computers and terminals | 72,543 | (54,561) | 17,982 | 25,192 | 22,711 |
| Other | 23,648 | (16,073) | 7,575 | 3,273 | 7,273 |
| **Total** | **96,591** | **(70,674)** | **25,917** | **28,465** | **77,961** |

Changes in the net book value of property, plan and equipment are as follows:

| | Year ended December 31 | | |
|---|---|---|---|
| *(In thousands of euros)* | 2003 | 2002 | 2001 |
| **Opening balance** | **28,465** | **77,961** | **75,426** |
| Acquisitions of tangible assets | 10,712 | 12,230 | 10,777 |
| Effect of changes in scope of consolidation | 319 | 0 | 8,050 |
| Dispositions and discards | (1,465) | (47,929) | (357) |
| Amortization | (11,486) | (14,631) | (15,935) |
| Reclassifications | (628) | 834 | 0 |
| **Closing balance** | **25,917** | **28,465** | **77,961** |

In 2002, the Group transferred its buildings located in Sèvres to a group of real estate investors in a sale-leaseback transaction for a total price of €86 million. The net book value of the transferred buildings amounted to €47 million.

## 12. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

The item "Investments accounted for using the equity method" records the value of Eurodirectory at 50%. The book value of investments accounted for using the equity method is analyzed as follows:

| *(In thousands of euros)* | Year ended December 31 | | |
|---|---|---|---|
| | **2003** | **2002** | **2001** |
| **Eurodirectory** | | | |
| Opening balance | 2,353 | 1,965 | 1,641 |
| Share in earnings | 1,175 | 1,003 | 778 |
| Dividends paid | (1,024) | (614) | (454) |
| **Closing balance** | **2,504** | **2,353** | **1,965** |

## 13. OTHER INVESTMENT SECURITIES

The main investments in non-consolidated companies are as follows:

| *(In thousands of euros)* | Year ended December 31 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2003 | | | | | | 2002 | 2001 |
| | % interest | Capital stock (1) | Net income (1) | Gross value | Provision | Net book value | Net book value | Net book value |
| **Directories and other activities** | | | | | | | | |
| PagesJaunes Outre-mer | 100% | 484 | 354 | 76 | 0 | 76 | 76 | 76 |
| PagesJaunes Liban | 100% | 21 | (123) | 2,125 | (1,813) | 312 | 2,093 | 2,093 |
| Maroc Annuaires | 0% | 0 | 0 | 0 | 0 | 0 | 0 | 2,896 |
| PagesJaunes Jordanie | 0% | 0 | 0 | 0 | 0 | 0 | 0 | 1,100 |
| TOTAL | | 0 | 0 | 2,201 | (1,813) | 388 | 2,169 | 6,165 |
| Capitalizable advances | | | | | | 0 | 0 | 0 |
| **TOTAL** | | | | | | **388** | **2,169** | **6,165** |

(1) On the basis of financial statements at December 31, 2003.

## 14. OTHER LONG-TERM ASSETS

| *(In thousands of euros)* | Year ended December 31 | | |
|---|---|---|---|
| | **2003** | **2002** | **2001** |
| Other long-term assets | 1,596 | 1,918 | 2,987 |
| **TOTAL** | **1,596** | **1,918** | **2,987** |

Other long-term assets consist mainly of the long-term portion of security deposits and guarantees, as well as other long-term investments.

## 15. TRADE ACCOUNTS RECEIVABLE, NET OF PROVISIONS

Trade receivables have a maturity date that is generally less than a year.

The break-down of the gross value and depreciation of trade receivables is provided below:

| *(In thousands of euros)* | Year ended December 31 | | |
|---|---|---|---|
| | **2003** | **2002** | **2001** |
| Gross trade receivables | 415,448 | 390,020 | 364,556 |
| Provisions for depreciation | (25,555) | (12,082) | (11,416) |
| **Trade receivables, net** | **389,894** | **377,939** | **353,140** |

## 16. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets can be broken down as follows:

| (In thousands of euros) | Years ended December 31 2003 | 2002 | 2001 |
|---|---|---|---|
| Corporate tax advance payment | 29,027 | 24,538 | 21,714 |
| VAT to be received | 17,809 | 17,501 | 14,693 |
| Non-consolidated subsidiaries' current accounts | 859 | 1,281 | 334 |
| Other receivables | 12,322 | 8,669 | 9,970 |
| Prepaid expenses (1) | 55,353 | 52,843 | 65,791 |
| Non-paid-up capital (2) | 22,500 | 22,500 | 22,500 |
| **Total** | **137,870** | **127,332** | **135,003** |

(1) Prepaid expenses consist mainly of charges against the sale of advertisements billed on account of yet to appear printed directories and on-line directories generally staggered over a display period of 12 months.
(2) Non-paid-up capital corresponds to the balance of the 2003 capital increase of QDQ Media, deemed concluded on April 1, 2001 and which Wanadoo International committed to release during 2004.

## 17. DEFERRED INCOME

| (In thousands of euros) | Years ended December 31 2003 | 2002 | 2001 |
|---|---|---|---|
| Deferred income | 475,144 | 416,664 | 405,285 |
| **Total** | **475,144** | **416,664** | **405,285** |

Deferred income consists mainly of the sale of advertising billed on account of yet to appear printed directories and on-line directories distributed over a display period that is generally of 12 months.

## 18. PROVISIONS FOR ASSET DEPRECIATION

The details of the various provisions for asset depreciation, other than for tangible and intangible assets, are as follows:

| (In thousands of euros) | Opening Balance | Net allocation (recoveries) | Other movements (1) | Closing Balance |
|---|---|---|---|---|
| **On December 31, 2003** | | | | |
| Investment securities | 0 | 1,813 | | 1,813 |
| Trade accounts receivable | 12,082 | 13,473 | | 25,555 |
| Other assets | 1,032 | 304 | | 1,336 |
| Marketable securities | | | | |
| **On December 31, 2002** | | | | |
| Investment securities | 0 | 0 | | 0 |
| Trade accounts receivable | 11,416 | 666 | | 12,082 |
| Other assets | 2,696 | (1,664) | | 1,032 |
| Marketable securities | 15 | (15) | | 0 |

| (In thousands of euros) | Opening Balance | Net allocation (recoveries) | Other movements (1) | Closing Balance |
|---|---|---|---|---|
| **On December 31, 2001** | | | | |
| Investment securities | 28,896 | (10,494) | (18,402) | |
| Trade accounts receivable | 5,204 | 191 | 6,021 | 11,416 |
| Other assets | 4,958 | (2,568) | 306 | 2,696 |
| Marketable securities | 0 | (10) | 25 | 15 |

(1) Includes the effects of exchange rates and changes in the scope of consolidation.

At December 31, 2003, the provision for the amortization of investment securities related to the securities of PagesJaunes Liban.

The increase in the provision for the amortization of trade accounts receivable is related to the review of the provisioning policy relating to the depreciation of trade accounts receivable at QDQ Media, which resulted in the booking of a provision of €11.5 million over the period.

## 19. GROSS BORROWINGS, CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

| (In thousands of euros) | Year ended December 31 2003 | 2002 | 2001 |
|---|---|---|---|
| Marketable securities | 11,600 | 11,409 | 11,893 |
| Cash and cash equivalents[1] | 461,083 | 498,075 | 433,202 |
| **Total marketable securities and cash and cash equivalents** | **472,683** | **509,484** | **445,095** |
| Current accounts | 3,312 | 3,312 | 3,312 |
| Leasing debt | 0 | 307 | 40,804 |
| Other financial debt | 12,861 | 31,868 | 16,024 |
| **Gross financial debt** | **16,173** | **35,487** | **60,140** |
| Maturing in less than one year | 16,173 | 35,433 | 23,551 |
| Maturing in more than one year | 0 | 54 | 36,589 |
| **Net cash position (indebtedness)** | **456,510** | **473,997** | **384,955** |

(1) Including current accounts and investments with maturity of less than three months with France Telecom.

The table below provides a breakdown by broad category of other borrowings:

| (In thousands of euros) | Year ended December 31 2003 | 2002 | 2001 |
|---|---|---|---|
| Creditor banks, spots and credit lines | 12,057 | 31,097 | 15,393 |
| Other loans | 804 | 771 | 631 |
| **Total** | **12,861** | **31,868** | **16,024** |

Movements in borrowings of PagesJaunes is analyzed as follows:

| (In thousands of euros) | Year ended December 31 2003 | 2002 | 2001 |
|---|---|---|---|
| **Opening Balance** | **35,487** | **60,140** | **58,503** |
| Net increase (decrease) | (17,174) | (24,653) | (59,978) |
| Effects of changes in scope of consolidation[1] | (1,899) | 0 | 62,690 |
| Reclassifications | (241) | 0 | (1,075) |
| **Closing Balance** | **16,173** | **35,487** | **60,140** |

(1) Corresponding to the consolidation of QDQ Media in 2001 and Wanadoo Maps in 2003.

## 20. PROVISIONS AND OTHER LIABILITIES

Provisions for other long-term liabilities are as follows:

| (In thousands of euros) | Year ended December 31 2003 | 2002 | 2001 |
|---|---|---|---|
| Pension and other post-retirement benefit obligations | 17,176 | 15,541 | 14,050 |
| Provisions for employee litigation[1] | 7,690 | 8,672 | 3,645 |
| Other provisions for risks and charges | 58 | 0 | 0 |
| **Total** | **24,924** | **24,213** | **17,695** |

(1) See Note 24 (Litigation and Arbitration).

Provisions for risks and charges and other short-term liabilities are as follows:

| (In thousands of euros) | Year ended December 31 2003 | 2002 | 2001 |
|---|---|---|---|
| Restructuring provisions | 0 | 0 | 4,305 |
| Other short-term provisions [2] | 4,205 | 43 | 61 |
| Sub-total short-term provisions | 4,205 | 43 | 4,366 |
| Accrued expenses [1] | 174,874 | 177,815 | 167,409 |

| Short-term deferred taxes | 0 | 0 | 0 |
|---|---|---|---|
| **Total** | **179,079** | **177,858** | **171,775** |

(1) Consists mainly of employee profit-sharing, charges related to personnel and VAT to be paid.
(2) Includes purchase price supplement to be paid for Intelmatique (see note 25).

Movements in long and short-term provisions for risks and charges break down as follows:

| *(In thousands of euros)* | January 1, 2003 | Increases | Reversals (utilizations) | Reversals (released) | Change in scope of consolidation | December 31, 2003 |
|---|---|---|---|---|---|---|
| Pension and other post-retirement benefits | 15,541 | 1,635 | 0 | 0 | 0 | 17,176 |
| Provisions for employee litigation | 8,672 | 84 | (1,066) | 0 | 0 | 7,690 |
| Other provisions for risks and charges | 43 | 4,182 | (20) | 0 | 112 | 4,377 |
| **Total of provisions for risks and charges** | **24,256** | **5,901** | **(1,086)** | **0** | **112** | **29,129** |
| **- long-term** | 24,213 | 1,719 | (1,066) | 0 | 112 | 24,924 |
| **- short term** | 43 | 4,182 | (20) | 0 | 0 | 4,205 |

The net impact of increases and reversals of provisions on the income statement is analyzed as follows:

| *(In thousands of euros)* | Increases | Reversals of provisions (releases) |
|---|---|---|
| Operating income | 5,817 | 0 |
| Non-operating income | 84 | 0 |
| - of which financial income | 84 | 0 |

## 21. SHARE CAPITAL

As of December 31, 2003, the share capital of PagesJaunes was made up of 182,700 shares with a nominal value of €300 each.

There are no other securities giving access to share capital of PagesJaunes.

## 22. STOCK OPTION PLANS

The various Wanadoo stock option plans, approved by the Board of Directors of Wanadoo and attributed to employees of the PagesJaunes group are summarized below:

*2000 stock option plan*

This plan is designed for employees and directors of Wanadoo and its subsidiaries. This plan includes a plan 1, without performance-related conditions, and a plan 2 with performance-related conditions.

Exercise of the subscription options under plan 2 is subject to the following performance conditions:

- if the rise in Wanadoo's share price over a period of 5 years is less than 80% of rise in the Eurostoxx Telecommunications index over the same period, then only 50% of the options may be exercised;
- if this rise is between 80% and 100%, then 66.66% of the options can be exercised;
- if this rise is between 100% and 120%, then 83.3 % of the options can be exercised;
- if this rise is over 120%, then 100% of the options can be exercised; and
- the other subscription options may be exercised three years after their date of grant but may only be sold four years after that date.

*Stock option plans of April and November 2001*

These plans benefit employees and directors of Wanadoo and its subsidiaries, excluding Freeserve. The options may be exercised three years after their grant date but may only be sold 4 years after that date.

The exercise of options granted to the members of the Management Committee of the Wanadoo group is subject to the following performance conditions:

- 15% of the options will be available if the Wanadoo share performance exceeds that of Eurostoxx Telecommunications;
- 15% of the options will be available if the Wanadoo share performance equals or exceeds that of five companies in the same business as Wanadoo (T-Online, Lycos Europe, Tiscali, Seat, Eniro);
- 50% of the options will be available if proforma earnings before interest, tax, depreciation and amortization and before employee profit-sharing of Wanadoo based on a constant scope of consolidation was positive in the fourth quarter of 2002; and
- 20% of the options will be available without conditions.

*Stock option plans of June and November 2002*

These plans benefit employees and directors of Wanadoo and its subsidiaries excluding Freeserve. All options for subscription of shares can be exercised three years after their grant date but can only be sold 4 years after that date.

*2003 stock option plan*

This plan benefits employees and directors of Wanadoo and all of its subsidiaries. All of the options granted are exercisable three years after their grant date but may only be sold or transferred 4 years after their grant date.

The different stock option plans granted to employees are summarized below:

| | Number of options | Weighted average exercise price (in euros) |
|---|---|---|
| **Options outstanding at the beginning of the year** | **10,043,500** | **8.45** |
| **Granted** | **2,147,000** | **6.48** |
| Stock-option plan 2003 | 2,147,000 | 6.48 |
| **Exercised** | **0** | |
| **Cancelled/returned/lapsed** | **119,500** | **6.50** |
| 2000 Stock-option plan | 10,000 | 19.00 |
| 2001 Stock-option plan | 58,500 | 6.00 |
| 2002 Stock-option plan | 42,000 | 5.40 |
| 2003 Stock-option plan | 9,000 | 6.48 |
| **Options outstanding as of December 31, 2003** | **12,071,000** | **8.12** |

Details of outstanding options at December 31, 2003 are as follows:

| | Number of shares | Weighted average remaining vesting period (in months) | Weighted average exercise price | Number of shares exercisable at December 31 2003 |
|---|---|---|---|---|
| 2000 Stock-option plan | 2,059,000 | 6.7 | 19.00 | |
| 2001 Stock-option plan | 4,163,000 | 15.7 | 6.00 | |
| 2002 Stock-option plan | 3,711,000 | 30.06 | 5.40 | |
| 2003 Stock-option plan | 2,138,000 | 47.5 | 6.48 | |
| **Total** | **12,071,000** | | **8.12** | |

The Wanadoo stock options awarded to some managers and employees of the PagesJaunes Group are recorded at Wanadoo on the date the options are exercised.

## 23. RELATED-PARTY TRANSACTIONS

Transactions and balances summaries below arose in the ordinary course of business between PagesJaunes and related parties:

**Amounts receivable from related parties**

| *(In thousands of euros)* Related party | As of December 31 2003 | 2002 | 2001 |
|---|---|---|---|
| France Telecom SA | 16,910 | 28,382 | 21,975 |
| Wanadoo SA | 13,756 | 3,191 | 4,352 |
| Wanadoo International | 22,500 | 22,500 | 22,500 |
| Other companies in the France Telecom Group | 5,792 | 1,943 | 3,533 |
| **Total** | **58,958** | **52,825** | **52,360** |

In addition to these receivables, there exist current accounts and investments with France Telecom amounting to €449.6 million at December 31, 2003, €496.9 million at December 31, 2002 and €414.2 million at December 31, 2001.

**Amounts payable to related parties**

| *(In thousands of euros)* Related party | As of December 31 2003 | 2002 | 2001 |
|---|---|---|---|
| France Telecom SA | 26,068 | 32,977 | 28,539 |
| Wanadoo SA | 11,624 | 6,777 | 809 |
| Other companies in the France Telecom Group | 9,000 | 3,141 | 4,768 |
| **Total** | **46,692** | **42,895** | **34,116** |

**Material transactions with related parties**

| *(In thousands of euros)* | **Type of transaction** | **Year end December 31 2003** | **2002** | **2001** |
|---|---|---|---|---|
| France Telecom Group | Connectivity | (265) | 0 | 0 |
| | Advertisement fee [1] | (17,754) | (15,591) | (25,955) |
| | Access to databases | (10,692) | (12,049) | (11,740) |
| | Research and development | (826) | (999) | (907) |
| | Real Estate | (9,349) | (6,440) | (173) |
| | Management Fees | (6,980) | (5,625) | (2,162) |
| | Trademark Royalty Fees | (1,490) | (871) | 0 |
| | Other operational services | (11,916) | (6,219) | (4,473) |

(1) Fees related to *l'Annuaire* (e.g. Pages Blanches).

The main agreements between the France Telecom Group and Wanadoo are related to:

- providing access to directory data for the publication of directories;
- prospection and collection of advertising to include in *l'Annuaire* and PagesJaunes 3611 for alphabetic searches, as well as technical design, execution and page layout of advertising;
- performance on behalf of France Telecom of tasks required for the production, distribution and promotion of *l'Annuaire* and PagesJaunes 3611 for alphabetic searches; and
- trademark royalties and management fees.

## 24. OFF-BALANCE SHEET COMMITMENTS AND RISKS

The summary of significant off-balance sheet commitments is as follows:

| Contractual obligations | Total in thousands of euros | Payments due per period: Less than one year | From one to five years | More than five years |
|---|---|---|---|---|

| | | | | |
|---|---|---|---|---|
| Leases | 72,451 | 13,407 | 46,683 | 12,361 |
| Purchase obligations for goods and services | 73,400 | 40,545 | 32,855 | 0 |
| **Total** | **145,851** | **53,952** | **79,538** | **12,361** |

| **Contingent commitments** | **Total in thousands of euros** | **Payments due per period** | | |
|---|---|---|---|---|
| | | **Less than one year** | **From one to five years** | **More than five years** |
| Guarantees | 981 | 981 | 0 | 0 |
| **Total** | **981** | **981** | 0 | 0 |

**Leasing contracts**

The rent expense recorded in the income statement for the period ended December 31, 2003 for operating leases amounted to €14.4 million, compared with €12.2 million at December 31, 2002. Of this €14.4 million, €9.3 million were billed by France Telecom. France Telecom's share of future commitments amounts to €8.3 million for 2004 and €33.6 million for 2005 to 2008 and €8.9 million beyond such years.

**Commitments to purchase goods and services**

*Production of directories*

Within the framework of its business, PagesJaunes SA is committed to its paper suppliers on the basis of annual contracts with firm volume commitments. PagesJaunes SA also has commitments with printers on the basis of tri-annual or bi-annual contracts for the production and distribution of the *PagesJaunes* directory and *l'Annuaire*. These latter commitments are made only for provisional order volumes without any minimum contractual value. These commitments are valued at €64.4 million, of which €36 million is due in 2004 and €28 million is due in 2005. These amounts may vary depending on the actual volume each year.

QDQ Media is also committed to paper suppliers, with similar firm volume commitments. These commitments amount to €9 million, of which €4.5 million is due in 2004 and €4.5 million in 2005.

**De-consolidating structures and *ad hoc* entities**

The Group has not established any de-consolidating structures during the periods presented.

There are no contractual obligations *vis-à-vis ad hoc* entities.

***Litigation and arbitration***

In the ordinary course of business, the companies of the Group may be involved in a number of legal, arbitration and administrative proceedings. Costs that may arise from these proceedings are provisioned only when they are probable and their amounts can be either quantified or estimated within a reasonable range. The provisional amount chosen is based on the appreciation of the risk on a case-by-case basis and largely depends on factors other than the particular stage of proceedings, although events occurring during the course of proceedings may call for a reassessment of the risk.

With the exception of the proceedings described below, neither PagesJaunes nor any of its subsidiaries is party to any trial or arbitration proceeding that PagesJaunes' management believes could reasonably have a material adverse effect on its results, its business or its consolidated financial condition.

(i) Prodis, a company that operates an Internet site at the address www.pagesjaunes.com and owns the domain names pagesjaunes.com and pagesjaunes.net, commenced legal proceedings against France Telecom and against PagesJaunes on September 26, 2000 and April 20, 2001, respectively, primarily for nullification of the PagesJaunes trademarks on various grounds, including lack of distinctiveness and dilution. In this context, Prodis intends to prove that the filing of the name Pages Jaunes as a trademark is fraudulent as it is the mere translation of the term "Yellow Pages," which has been used in the United States since 1886 for the concept of professional directory, and constitutes a generic term used without distinctiveness in various countries (Pagine Gialle...). In a judgment rendered on May 14, 2003, the *Tribunal de Grande Instance* of Paris confirmed the validity of the PagesJaunes trademarks. Prodis has filed an appeal of this judgment, citing the same claims of nullity also against the trademarks "Pages Blanches," "L'annuaire" and "L'annuaire des Pages Blanches". The appeal is currently pending before the *Cour d'appel* of Paris and the schedule for the proceedings has not yet been set. No assurance can be given on the favorable outcome of this litigation for the Group. An unfavorable outcome could have a material adverse effect on the Group's business, financial condition, results of operations or objectives.

(ii) At the beginning of 2002, PagesJaunes implemented a commercial development plan, including, notably, the modification of the employment contracts of 930 sales representatives. This modification aims to adapt these contracts to a new competitive context. Approximately 100 employees refused to sign the proposed new contract and were laid-off during the second quarter of 2002. To date, almost all these employees have commenced legal proceedings against PagesJaunes to contest the validity of the reason for the layoff. Although a certain number of decisions favorable to the Group have already been rendered at first instance, no assurance can be given as to the favorable outcome of this litigation for the Group. The total amount of damages claimed is approximately €26 million and a provision of €7.3 million has been recorded for the risk arising from this litigation.

(iii) During the years 2001 and 2002, PagesJaunes was subject to a tax audit for fiscal years 1998 and 1999. The Company believes that it has strong arguments for countering the adjustments still contested. Proceedings will be initiated during which the Company intends to present its arguments.

(iv) On June 26, 2002, FAC, an advertising agency, commenced proceedings against PagesJaunes before the *Tribunal de commerce* of Nanterre. This advertising agency considers that PagesJaunes committed acts of unfair competition, such as interference with Client relationships, disparagement and abusive sales methods. It is claiming €1 million in damages. To date, this matter is still in the procedural stage prior to pleadings. Even though PagesJaunes believes it has favorable elements in this litigation, it cannot exclude an unfavorable ruling.

(v) On June 26, 2003, PagesJaunes commenced proceedings against an advertising agency (LSM) before the *Tribunal de commerce* of Cannes. Based on the testimony of many customers, PagesJaunes claims that this agency undertook acts of unfair competition with the aim of creating confusion between LSM and PagesJaunes in the mind of customers contacted by LSM for advertisements to appear in the PagesJaunes directory. In a judgment rendered February 19, 2004, the *Tribunal de commerce* of Cannes dismissed PagesJaunes' claims. PagesJaunes has appealed this decision, which, if confirmed on appeal, would likely foster the development of this type of competition from other advertising agencies and create difficulties for PagesJaunes in its client prospection. Even though it believes it has a strong case in these proceedings, PagesJaunes cannot exclude a confirmation of this decision on appeal.

## 25. SUBSEQUENT EVENTS

PagesJaunes SA should proceed with a distribution of approximately €236 million prior to its stock exchange listing. This distribution will be drawn in part from the special reserve of long-term capital gains to the extent of approximately €24.9 million. Consequently, pursuant to the provisions of Article 209 *quater* of the French General Tax Code (*Code Général des impôts*), PagesJaunes SA will have to declare the sum thus levied, before deduction of tax due on the realization of the corresponding gains, as part of its taxable income in 2004. PagesJaunes SA will as a result incur additional tax for the year 2004 of approximately €4.6 million.

In April 2004, PagesJaunes SA and Intelmatique, a subsidiary of France Telecom, determined that the purchase price supplement to be paid by PagesJaunes SA pursuant to the purchase contract for the acquisition of the sale of access to databases business was €4.1 million.

## 26. DIRECTORS' COMPENSATION

| | Total gross compensation in euros | Portion represented by compensation in-kind in euros | Indemnity provision upon retirement |
|---|---|---|---|
| Mr. Michel Datchary | 282,577 | 3,900 | 150,074 |
| Mr. Jean-Claude Peltier | 170,723 | 2,091 | 119,329 |
| Mr. Claude Marchand | 162,263 | 3,023 | 17,456 |
| Mr. Alain Coulmeau | 151,788 | 2,562 | 154,412 |
| Mr. Jean-Marie Guille | 136,463 | 2,027 | 50,702 |

## 27. SCOPE OF CONSOLIDATION

### SCOPE OF CONSOLIDATION IN 2003

***FULLY CONSOLIDATED COMPANIES***

| Company | Country | Entry into consolidation | Interest | Control |
|---|---|---|---|---|
| PagesJaunes | France | 2001 | 100% | 100% |
| Kompass France | France | 2001 | 100% | 100% |
| Wanadoo Data | France | 2001 | 100% | 100% |
| Wanadoo Maps | France | 2003 | 100% | 100% |
| QDQ Media | Spain | 2001 | 100% | 100% |

***COMPANIES CONSOLIDATED BY THE EQUITY METHOD***

| Company | Country | Entry into consolidation | Interest | Control |
|---|---|---|---|---|
| Eurodirectory | Luxembourg | 2001 | 50% | 50% |

**SCOPE OF CONSOLIDATION IN 2002**

***FULLY CONSOLIDATED COMPANIES***

| Company | Country | Entry into consolidation | Interest | Control |
|---|---|---|---|---|
| PagesJaunes | France | 2001 | 100% | 100% |
| Kompass France | France | 2001 | 100% | 100% |
| Wanadoo Data | France | 2001 | 100% | 100% |
| QDQ Media | Spain | 2001 | 100% | 100% |

***COMPANIES CONSOLIDATED BY THE EQUITY METHOD***

| Company | Country | Entry into consolidation | Interest | Control |
|---|---|---|---|---|
| Eurodirectory | Luxembourg | 2001 | 50% | 50% |

**SCOPE OF CONSOLIDATION IN 2001**

***FULLY CONSOLIDATED COMPANIES***

| Company | Country | Entry into consolidation | Interest | Control |
|---|---|---|---|---|
| PagesJaunes | France | 2001 | 100% | 100% |
| Kompass France | France | 2001 | 100% | 100% |
| Wanadoo Data | France | 2001 | 100% | 100% |
| QDQ Media | Spain | 2001 | 100% | 100% |

***COMPANIES CONSOLIDATED BY THE EQUITY METHOD***

| Company | Country | Entry into consolidation | Interest | Control |
|---|---|---|---|---|
| Eurodirectory | Luxembourg | 2001 | 50% | 50% |

## Report of the Statutory Auditor and the Contractual Auditor on the Consolidated Financial Statements for the year ended December 31, 2003

*This is a free translation into English of the statutory and contractual auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. The statutory and contractual auditors' report includes for the information of the reader, as required under French law in any auditor's report, whether qualified of not, an explanatory paragraph separate from and presented below the audit opinion discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account caption or on information taken outside of the consolidated financial statements. Such report, together with the statutory auditor's report addressing financial reporting in management's report on internal control, should be read in conjunction and construed in accordance with French law and French auditing professional standards.*

**ERNST & YOUNG Audit**
Faubourg de l'Arche,
11, avenue de l'Arche
92400 Courbevoie
S.A. with capital of €3.044.220
344,366,315 R.C.S. Nanterre

**Auditor**
**Member of the Regional Council of Paris**

**DELOITTE TOUCHE TOHMATSU**
185, avenue Charles de Gaulle
92524 Neuilly-sur-Seine Cedex
S.A. with capital of €1.266.944
377,876 R.C.S. Nanterre

**Auditor**
**Member of the Regional Council of Versailles**

Dear Shareholders,

In accordance with the assignment that was entrusted to us by your general shareholders' meeting and your Management Board, we have audited the accompanying consolidated financial statements of PagesJaunes for the year ended December 31, 2003.

As mentioned in the report of the Management Board, the consolidated financial statements were approved a first time by the Management Board on May 5, 2004. These financial statements were the subject of an audit by us which led us to issue an opinion without qualification or observation in our audit report issued on May 6, 2004. The consolidated financial statements were approved by the Management Board a second time on May 27, 2004. Our responsibility is to express an opinion on these financial statements based on our audit.

### Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Group and the results of the Group's operations included in the consolidation in accordance with French accounting principles.

### Justification of our assessments

Pursuant to Article L.225-235, Paragraph 1, of the French Commercial Code, relating to the justification of our assessments and introduced by the Law on Financial Security dated August 1, 2003 and applicable for the first time this year, the assessments that we have made in issuing our opinion on the consolidated financial statements of PagesJaunes, notably with respect to the accounting principles followed and the significant estimations in establishing the consolidated financial statements as of December 31, 2003, as well as their overall presentation, do not give rise to any particular comment.

### Specific verification

Further, we have verified the information provided in the report on group management. We have nothing to report with respect to the fairness of this information and its consistency with the consolidated financial statements.

According to the law, we inform you that contrary to the provisions of Article 139 of the Decree of March 23, 1967, the present report was not made available to shareholders within the time limit provided by law, due to the date of approval of the consolidated financial statements by the Management Board.

Paris and Neuilly-sur-Seine on May 27, 2004

| Contractual Auditor | Statutory Auditor |
| --- | --- |
| ERNST & YOUNG Audit | DELOITTE TOUCHE TOHMATSU |
| Christian Chiarasini | Jean-Paul Picard Eric Gins |

## CONSOLIDATED STATEMENT OF INCOME

*(In thousands of euros, except share information)*

| | Notes | Year ended December 31 | | |
|---|---|---|---|---|
| | | 2003 | 2002 (unaudited) | 2001 (unaudited) |
| Revenues | 4 | 882,739 | 832,354 | 792,571 |
| Cost of services and products sold (excluding items shows separately below) | | (216,552) | (222,094) | (238,337) |
| Commercial expenses | | (253,405) | (244,235) | (230,877) |
| Administrative expenses | | (42,655) | (50,530) | (43,397) |
| Research and development expenses | | (1,737) | (2,419) | (3,079) |
| **Earnings before interest, tax, depreciation and amortization and before employee profit-sharing** | 4 | **368,390** | **313,076** | **276,881** |
| Depreciation and amortization | | (9,661) | (11,940) | (15,099) |
| **Operating income** | | **358,729** | **301,136** | **261,782** |
| Financial income (expense), net | 6 | 25,763 | 20,893 | 21,878 |
| Foreign exchange gain (loss), net | | (200) | (116) | (3,078) |
| **Current income of consolidated companies** | | **384,292** | **321,913** | **280,582** |
| Other non-operating income (expense), net | 7 | (2,149) | 39,732 | 2,262 |
| Corporate income taxes | 8 | (125,174) | (123,047) | (93,937) |
| Employee profit-sharing | | (26,934) | (24,608) | (21,296) |
| **Net income of consolidated companies** | | **230,035** | **213,990** | **167,611** |
| Share of net income of companies accounted for using the equity method | 12 | 1,175 | 1,003 | 779 |
| Goodwill amortization | 9 | (599) | (599) | (599) |
| **Net income of the consolidated whole** | | **230,611** | **214,394** | **167,791** |
| Minority interest | | 0 | 0 | 0 |
| **Net income** | | **230,611** | **214,394** | **167,791** |
| **Earnings per share (in euros)** | | | | |
| Number of shares at December 31 | | 182,700 | 182,700 | 182,700 |
| Net income before goodwill amortization and minority interests - basic | | 1,265.52 | 1,176.75 | 921.67 |
| Net income of the Group - basic | | 1,262.24 | 1,173.48 | 918.40 |

**CONSOLIDATED BALANCE SHEET**
*(In thousands of euros)*

| | Notes | At December 31 | | |
|---|---|---|---|---|
| | | 2003 | 2002 (unaudited) | 2001 (unaudited) |
| **ASSETS** | | | | |
| Goodwill, net | 9 | 1,198 | 1,797 | 2,396 |
| Other intangible fixed assets, net | 10 | 558 | 823 | 1,088 |
| Property, plant and equipment, net | 11 | 18,370 | 21,003 | 70,645 |
| Investments accounted for under the equity method | 12 | 2,504 | 2,353 | 1,965 |
| Non-consolidated investments, net | 13 | 388 | 2,169 | 6,165 |
| Other long-term assets, net | 14 | 1,352 | 1,733 | 2,816 |
| Deferred income taxes, net | 8 | 6,508 | 6,354 | 17,043 |
| **Total long-term assets** | | **30,878** | **36,232** | **102,118** |
| Inventories | | 7,112 | 11,127 | 10,741 |
| Trade accounts receivables, net of provisions | 15 | 371,791 | 349,799 | 326,706 |
| Deferred income taxes, net | 8 | 18,034 | 12,816 | 6,409 |
| Prepaid expenses and other current assets | 16 | 102,745 | 98,786 | 93,454 |
| Marketable securities | 19 | 11,600 | 11,409 | 11,863 |
| Cash and cash equivalents | 19 | 581,935 | 577,909 | 472,433 |
| **Total current assets** | | **1,093,217** | **1,061,846** | **921,606** |
| TOTAL ASSETS | | 1,124,095 | 1,098,078 | 1,023,724 |
| LIABILITIES | | | | |
| Share capital | | 54,810 | 54,810 | 54,810 |
| Additional paid-in capital | | 42,249 | 42,249 | 42,249 |
| Reserves | | 4,688 | 38,398 | 22,248 |
| Net income | | 230,611 | 214,394 | 167,791 |
| Foreign currency translation adjustment | | 0 | 0 | 0 |
| Treasury shares | | 0 | 0 | 0 |
| **Shareholders' Equity** | 21 | **332,358** | **349,851** | **287,098** |
| **Minority interests** | | 0 | 0 | 0 |
| Long-and medium-term financial debts | 19 | 0 | 3 | 36,213 |
| Other long-term liabilities | 20 | 24,805 | 24,213 | 17,695 |
| **Total long-term liabilities** | | **24,805** | **24,216** | **53,908** |
| Current portion of long-term and medium-term debt (maturing in less than one year) | 19 | 3,822 | 3,822 | 7,818 |
| Bank overdrafts and other short-term borrowings | 19 | 11,559 | 28,771 | 12,097 |
| Trade accounts payable | | 107,312 | 98,890 | 96,311 |
| Accrued expenses and other short-term provisions | 20 | 177,247 | 177,188 | 163,174 |
| Other current liabilities | | 1,654 | 2,911 | 3,722 |
| Short term deferred taxes, net | 8 | 0 | 0 | 0 |
| Deferred income | 17 | 465,338 | 412,429 | 399,596 |
| **Total short-term liabilities** | | **766,932** | **724,011** | **682,718** |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | 1,124,095 | 1,098,078 | 1,023,724 |

## CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

*(In thousands of euros, except share information)*

| | Number of shares issued | Share capital | Issue premium | Reserves | Total shareholders' equity |
|---|---|---|---|---|---|
| **Balance at January 1, 2001 (unaudited)** | **182,700** | **54,810** | **42,249** | **162,562** | **259,621** |
| Net income in 2001 | | | | 167,791 | 167,791 |
| Dividends paid | | | | (140,314) | (140,314) |
| **Balance at December 31, 2001 (unaudited)** | **182,700** | **54,810** | **42,249** | **190,040** | **287,098** |
| Net income in 2002 | | | | 214,394 | 214,394 |
| Dividends paid | | | | (151,641) | (151,641) |
| **Balance at December 31, 2002 (unaudited)** | **182,700** | **54,810** | **42,249** | **252,793** | **349,851** |
| Net income in 2003 | | | | 230,611 | 230,611 |
| Dividends paid | | | | (248,104) | (248,104) |
| **Balance at December 31, 2003** | **182,700** | **54,810** | **42,249** | **235,300** | **332,358** |

## CONSOLIDATED CASH FLOW STATEMENT
*(In thousands of euros)*

| | Note | 2003 | 2002 (unaudited) | 2001 (unaudited) |
|---|---|---|---|---|
| | | Year ended at December 31 | | |
| **CASH FLOWS RELATED TO ACTIVITIES** | | | | |
| Consolidated net income of the Group | | 230,611 | 214,394 | 167,791 |
| *Adjustments to reconcile net income to funds generated from operations* | | | | |
| Depreciation and amortization of property, plant and equipment, intangible assets and goodwill | | 10,260 | 12,540 | 15,698 |
| Net loss (gains) on sales of assets | | 942 | (26,025) | (2,872) |
| Changes in other provisions | | 9,576 | 4,482 | 2,704 |
| Undistributed earnings of companies accounted for using the equity method | | (151) | (389) | (324) |
| Deferred income taxes | | (5,370) | 4,281 | (3,790) |
| Minority interests | | 0 | 0 | 0 |
| Unrealized exchange rate gain | | 0 | 0 | 0 |
| Other non-monetary elements | | 0 | 0 | 180 |
| *Change in working capital* | | | | |
| Decrease (increase) in inventories | | 4,014 | (385) | (6,161) |
| Decrease (increase) in trade accounts receivable | | (23,644) | (22,811) | (55,781) |
| Decrease (increase) in other receivables | | (4,378) | (4,719) | 29,903 |
| Increase (decrease) in trade accounts payable | | 7,977 | 4,475 | (34,818) |
| Increase (decrease) in other payables | | 47,619 | 26,054 | (9,878) |
| **Net cash flow generated by operating activities** | | **277,456** | **211,897** | **102,652** |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | | |
| Purchases of property, plant and equipment and intangible assets, net of changes in fixed asset vendors | | (7,416) | (11,858) | (7,130) |
| Proceeds from sale of tangible and intangible assets | | 95 | 33,477 | 278 |
| Purchase of own shares | | 0 | 0 | 0 |
| Acquisition of investment securities and subsidiaries, net of cash acquired | | (32) | 0 | (958) |
| Investments in companies accounted for under the equity method | | 0 | 0 | 0 |
| Proceeds from sale of investment securities and businesses, net of cash transferred | | 0 | 7,153 | 1,199 |
| Other decreases (increases) in marketable securities and other long-term assets | | (430) | 3,509 | (737) |
| **Cash flow used in investing activities** | | **(7,783)** | **32,281** | **(7,348)** |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Increase (decrease) in long-term debts | | (2) | (2,967) | (3,623) |
| Increase (decrease) in bank overdrafts and short-term borrowings | | (17,222) | 16,674 | 2,110 |
| Minority shareholders' contributions | | 0 | 0 | 0 |
| Dividends paid | | (248,106) | (151,641) | (140,314) |
| **Net cash flow provided by (used in) financing activities** | | **(265,330)** | **(137,934)** | **(141,827)** |
| Net increase (decrease) in cash and cash equivalents | | 4,343 | 106,244 | (46,523) |
| Effect of changes in exchange rates on cash and cash equivalents | | (317) | (768) | 31 |
| Cash and cash equivalents at beginning of period | | 577,909 | 472,433 | 518,925 |
| **Cash and cash equivalents at end of period** | | **581,935** | **577,909** | **472,433** |

## 1. DESCRIPTION OF BUSINESS

For more than fifty years, the PagesJaunes Group has offered a wide range of products and services to the general public and professionals, with the core business being directories in France and internationally.

In this section "Notes to the consolidated financial statements", if not otherwise indicated, the terms "Company" and "PagesJaunes SA" refer to PagesJaunes SA and the terms "PagesJaunes", "Group" and "PagesJaunes Group" refer to PagesJaunes SA and its consolidated subsidiaries.

## 2. ACCOUNTING METHODS

The consolidated financial statements of PagesJaunes were prepared in accordance with French generally accepted accounting principles according to Regulation 99-02 of the French *Comité de la Réglementation Comptable* (CRC).

### 2.1 First time application of new accounting standard and regulations

***Financial Security Law***

The Financial Security Law ("*Loi de Sécurité Financière*") has been effective since its publication in the French government official journal *(Journal Officiel)* on August 2, 2003. This law includes an accounting provision that eliminates the requirement of owning shares in a company in order for the company to be considered as controlled and to be consolidated. This accounting provision is applicable from January 1, 2004. As of the date hereof, PagesJaunes does not have such a relationship with any entity.

***Regulation CRC rule 02-10 on depreciation, amortization and impairment of assets***

This rule redefines the notions of depreciation, amortization and impairment of assets and defines when impairment tests should be performed in relation to tangible and intangible assets. It is applicable for accounting periods starting from January 1, 2005 and earlier adoption from January 1, 2002 is allowed. The PagesJaunes Group has chosen not to apply this rule in its December 31, 2003 financial statements.

***Regulation CRC rule 03-05 of November 20, 2003 relating to the accounting treatment of website development costs***

Consistent with the asset definition statement exposure draft and rule 02-10 relating to the depreciation, amortization and impairment of assets, this rule sets out the accounting treatment of website design and development costs detailing the rules and conditions applicable for capitalization thereof. PagesJaunes chose not to apply this rule in its financial statements for the year ended December 31, 2003.

***Recommendation 03-R of April 1, 2003 of the Conseil National de la Comptabilité relating to the rules for accounting for and the measurement of pension obligations and similar benefits***

This recommendation, applicable from January 1, 2004, with earlier adoption possible from January 1, 2003, establishes rules relating to the accounting treatment and measurement of pension obligations. Its scope covers post-employment benefits, other long-term benefits, compensation indemnities for employment terminations and the related social charges and tax contributions. PagesJaunes is currently reviewing the practical implications of this recommendation within its Group for its application as at January 1, 2004.

***CRC rule 03-01 of October 2, 2003 relating to the accounting treatment of Internet barter transactions***

This rule defines the scope of application, valuation principles and the procedures used to assess the fair value of Internet barter transactions, as well as the additional information to be disclosed in the notes to the financial statements. PagesJaunes chose not to apply this rule in its financial statements for the year ended December 31, 2003.

### 2.2 Presentation of Financial Statements

The consolidated financial statements are prepared in euros.

- Operating expenses before depreciation and amortization are broken down by destination as follows:
  - the cost of services and products sold represents the cost of services and products sold and/or published during the accounting period;
  - commercial costs reflect the expenses incurred from the actions undertaken to sell its products and services, including compensation of the sales force;
  - administrative costs reflect expenses incurred related to support functions (management, accounting, human resources, purchasing, strategy, etc.);
  - research and development costs include, with respect to research, original work organized and conducted to gain understanding and new scientific or technical knowledge and, with respect to development, the implementation, prior to the commencement of commercial production or internal use, of plans and designs for the production of products, processes, systems or new or highly improved services, in the application of research findings or knowledge acquired.
- Operating income corresponds to the difference between revenues and operating expenses. Earnings before interest, tax, depreciation and amortization and before employee profit-sharing corresponds to earnings before amortizations and provisions.
- The costs resulting from the French legal employee profit-sharing plan are presented as a separate line item in the consolidated statement of income after operating income.
- "Other non-operating income (expense), net" includes mainly gains and losses on the disposal of consolidated subsidiaries and investment securities including the dilution impacts and the change in provisions against investment and marketable securities, dividends received, and movements in restructuring provisions. This heading also includes gains and losses on disposals where their relative size exceeds the scope of ordinary activity (real estate, commercial receivables, etc).
- The goodwill amortization charge concerns the goodwill relating to fully and proportionally consolidated companies as well as investments accounted for under the equity method.
- Assets and liabilities are classified on the balance sheet based on liquidity or maturity dates with short-term balances (due within one year) presented separately from long-term balances.

- In the statement of cash flows, changes in bank overdrafts and marketable securities with maturities in excess of three months at the time of purchase are not included as part of operating activities. Changes in these items are presented under financing and investing activities.

### 2.3 Consolidation Principles

A company, whether acquired or created, over which the Group exercises significant control or influence, is included in the scope of consolidation when at least two of the following three thresholds are attained: revenues of €5 million, total assets of €10 million and net assets of €2 million.

The main consolidation principles are as follows:

- Subsidiaries which PagesJaunes controls exclusively, either directly or indirectly, are fully consolidated;
- Companies over which PagesJaunes exercises significant influence are accounted for using the equity method;
- The non-consolidated entities mentioned in Note 13 "Other Investment Securities" are not significant with respect to the consolidated statements, on their own or as a whole; and
- Material inter-company balances and transactions are eliminated.

***Translation of financial statements of foreign subsidiaries***

The financial statements of foreign subsidiaries whose functional currency is not the euro are translated into euros as follows:

- assets and liabilities are translated at the year-end rate;
- items in the income statement are translated at the average rate for the year; and
- the translation adjustment resulting from the use of these different rates is included as a separate component of shareholders' equity.

***Purchase accounting and goodwill***

Upon acquisition of a business, the purchase price of the shares is allocated on a fair value basis to the identifiable assets and liabilities of the business acquired. The fair value of identifiable intangible assets such as trademarks, licenses and customer relationships is determined using generally accepted methods such as the income approach, the cost approach, or the market value approach.

The excess of the purchase price over the fair value of identifiable assets and liabilities of the business acquired is recorded in the consolidated balance sheet under the heading "Goodwill" for consolidated entities.

The amortization period for goodwill, usually ranging from 5 to 20 years, is determined by taking into consideration the specific nature of the business acquired and the strategic value of each acquisition.

The recoverable value of goodwill is subject to periodic review, at least annually, as well as whenever events or circumstances occur indicating that an impairment may exist. Such events or circumstances include significant, other than temporary, adverse changes in the business environment, or in assumptions or expectations considered at the time of the acquisition.

PagesJaunes assesses the recoverable value of goodwill for each company that is consolidated or accounted for using the equity method on an individual basis.

The assessment of whether or not an impairment loss is necessary is done by comparing the consolidated carrying value of the activity with its recoverable value. Recoverable value is the higher of the realizable value or the value in use.

The realizable value is determined as the best estimate of the selling price of an asset in an arm's length transaction, adjusted for costs directly attributable to the disposal of the asset. This estimate is valued on the basis of available market information taking into account specific circumstances.

PagesJaunes gives preference to the discounted cash flow method when assessing value in use. These are determined using assumptions regarding economic conditions and operating conditions forecasts used by the management of PagesJaunes, as follows:

- the cash flows used come from business plans resulting from the planning process, over an appropriate timeframe not exceeding 10 years;
- beyond this timeframe, cash flows are extrapolated by applying a perpetual rate of growth specific to each activity; and
- the cash flows are discounted using rates appropriate to the nature of the activities concerned.

Where a disposal has been decided, the recoverable value is determined based on the realizable value.

### 2.4 Other accounting methods

***Transactions in foreign currencies***

Foreign currency denominated monetary balances are translated at the year-end rate.

Unrealized gains and losses on foreign currency denominated monetary balances are recognized in the statement of income for the period.

***Revenue recognition***

PagesJaunes' principal sources of revenue are recognized as follows:

- Revenues from advertisements in printed directories are recognized when the directories are published. As a result, the sales of advertisements invoiced in connection with directories yet to be published are presented on the balance sheet under the heading "Deferred income".
- Revenues from the sale of advertisements in on-line directories are distributed over the period during which the advertisement is displayed on-line, which is generally 12 months.

Costs that are directly related to the directory publication campaigns of a fiscal year are allocated to the corresponding sales accounted for that year. These costs include commissions to the sales staff and telesales force, as well as editorial fees.

***Advertising and related costs***

Advertising, promotion, sponsoring, communication and brand marketing costs are expensed in the same year as they are incurred.

***Research and development***

Research and development costs are expensed in the same year as they are incurred.

***Trade accounts receivable***

Due to its different types of clients (individuals, large businesses, professionals), PagesJaunes does not consider itself to be exposed to a concentration of credit risk with respect to trade accounts receivable. Provisions are recorded on the basis of an evaluation of the risk of non-recovery of receivables. These provisions are based on an individual or statistical risk assessment.

***Cash and cash equivalents***

Cash and cash equivalents consist of immediately available cash and highly liquid short-term investments with maturities generally of three months or less at the time of purchase. They are stated at cost, which approximates their fair value.

***Marketable securities***

Marketable securities are valued at historical cost. When necessary, a provision is recorded on an investment-by-investment basis to adjust this value to the average market value over the month prior to period-end or their probable negotiable value for securities not publicly traded.

***Inventories and work-in-progress***

Work-in-progress is valued at the cost price and on the basis of direct costs. Inventories are determined using the weighted-average method. A provision for depreciation is made when the cost price is less than probable realizable value.

### *Other intangible assets*

Other intangible assets include licenses and patents.

Trademarks and customer relationships are recorded at cost, which is usually determined at the time of the goodwill allocation using generally accepted methods such as those based on revenues, costs or market value.

Depreciation of intangible assets is calculated on the basis of the rhythm of consumption of the economic benefits expected from each element of the asset. On this basis, the straight-line method is generally used, with a useful life generally between 1 and 5 years.

### *Property, plant and equipment*

Property, plant and equipment are recorded at historical cost of acquisition or at production cost.

Costs of repairs and maintenance costs, except to the extent that they increase productivity or extend the useful life of an asset, are expensed in the year in which they are incurred.

Assets financed under leases which transfer the risks and rewards of ownership to PagesJaunes are recorded under property, plant and equipment with a corresponding entry in the liabilities side of the balance sheet for the related debt.

Depreciation of property, plant and equipment is calculated on the basis of the rhythm of consumption of the economic benefits expected from each element of the asset. On this basis, the straight-line method is generally used, with the following useful lives: 25 to 30 years for buildings, 5 to 10 years for improvements and between 1 and 5 years for other property, plant and equipment.

### *Impairment of long-lived assets*

An impairment charge is recorded for property, plant and equipment or intangible assets when, due to events and circumstances arising in the period (obsolescence, physical damage, significant changes in their usage, performance below forecast, decreasing revenues and other external indicators, etc.) their recoverable value appears durably lower than their carrying value. Recoverable value is the higher of realizable value or value in use.

Impairment tests are performed on groups of assets by comparing the recoverable value to the carrying value. When an impairment charge appears necessary, the amount recorded is equal to the difference between the carrying value and the recoverable value.

For assets to be held and used, the recoverable value is most often determined on the basis of the value in use, representing the value of expected future economic benefits from their use and disposal. Recoverable value is assessed notably by reference to discounted future cash flows determined using economic assumptions and forecasted operating conditions calculated by the management of PagesJaunes or by reference to the replacement cost for used equipment or to the cost of alternative technologies.

For assets to be disposed of, the recoverable value is determined on the basis of the realizable value, which in turn is assessed on the basis of market value.

### *Investment securities*

Investment securities are stated at historical cost of acquisition to PagesJaunes, including any direct acquisition expenses. A provision for impairment is recorded when the value in use, based upon the analysis of PagesJaunes' management, appears to be less than the carrying value, on the basis of different criteria such as market value, the outlook for development and profitability, and the level of shareholders' equity, taking into account the specific nature of each investment.

### *Deferred income taxes*

Deferred income taxes are recorded on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes, as well as those arising from loss carry forwards. A valuation allowance is recorded for deferred tax assets to the extent that the recovery of those assets is not considered probable. When the impact is material, deferred tax assets and liabilities are discounted when reversals can be reliably scheduled.

No deferred tax liability or asset is recorded as a result of the elimination of internal gains on disposal of shares of consolidated companies or the elimination of tax deductible provisions for impairment or provisions for risk and charges, related to these shares.

### *Provisions for risks and charges*

Provisions are recorded when, at the period-end, PagesJaunes has an obligation with respect to a third party for which it is probable or certain that there will be an outflow of resources, without at least an equivalent return expected from that third party.

This obligation may be legal, regulatory or contractual in nature. It may also result from the practices of the Group or from public commitments having created a legitimate expectation on the part of such third parties that the Group will assume certain responsibilities.

The estimate of the amount of the provision corresponds to the expenditure that PagesJaunes will probably have to bear to settle its obligation. If no reliable estimate of the amount can be made, no provision is recorded; a disclosure is therefore provided in the notes to the financial statements.

Contingent liabilities, representing obligations which are neither probable nor certain at the period end, or probable obligations for which a cash outflow is not probable, are not recorded. Information about such contingent liabilities is presented in the notes to the financial statements.

### *Pension obligations and similar benefits*

In France, legislation requires that lump sum retirement indemnities be paid to employees at certain periods based upon their years of service and salary level at retirement. The actuarial cost of this obligation is charged annually to income over the employees' service lives.

The effect of changes in actuarial assumptions is accounted for in the consolidated income statement over the average remaining service lives of employees.

The recorded provision corresponding to an actuarial measurement of the liability takes into account different parameters:

- TV92-94 has been retained as the mortality table;
- Total retained turnovers vary according to age or years with the company;
- Retirement age: 60;
- Tables of salary increases are defined according to age; and
- Discount rate: 5%.

### *Use of estimates*

The preparation of financial statements in accordance with generally accepted accounting principles requires PagesJaunes' management to make estimates and assumptions that affect the amounts that appear in these financial statements and notes thereto, in particular with respect to provisions for risks, deferred tax assets, goodwill and investment securities. The actual amounts could prove to be different from the estimates made.

## 3. CHANGES IN SCOPE OF CONSOLIDATION

*2001*

*Principal Divestitures*

The companies ODA do Brasil and Telelistas were sold on September 30, 2001.

*Internal restructuring*

Merger of Chronaxies into Wanadoo Data.

*2002 and 2003*

No transaction affecting the scope of consolidation.

## 4. SEGMENT INFORMATION

PagesJaunes' business is organized into two main segments:

- **PagesJaunes in France** includes the activities of the Company itself, meaning the activities relating to the publication of directories, their distribution, sale of advertising space in the printed and online directories, design and hosting of Internet sites as well as the publication of the PagesPro directories, the sale of online access to databases, the reverse directory QuiDonc and the Europages *régie* (advertising representation).
- **International & Subsidiaries** includes the activities of the various subsidiaries of the Company, mainly consisting of the publication of directories for the general public outside France, the development of Kompass directories in Europe and the development of activities complementary to directory publication (such as the geographic services of Wanadoo Maps and direct marketing of Wanadoo Data).

| *(In thousands of euros, except average number of employees)* | PagesJaunes in France | International & Subsidiaries | Group Total |
|---|---|---|---|
| **As of December 31, 2003** | | | |
| Revenues | 847,506 | 35,233 | 882,739 |
| EBITDA [1] | 365,913 | 2,477 | 368,390 |
| Depreciation and amortization | (8,395) | (1,266) | (9,661) |
| Operating income | 357,518 | 1,211 | 358,729 |
| Purchases of tangible and intangible assets | 7,278 | 522 | 7,800 |
| Average number of employees [2] | 3,011 | 303 | 3,314 |
| **As of December 31, 2002** | | | |
| Revenues | 797,579 | 34,775 | 832,354 |
| EBITDA [1] | 311,280 | 1,796 | 313,076 |
| Depreciation and amortization | (9,351) | (2,589) | (11,940) |
| Operating income | 301,929 | (793) | 301,136 |
| Purchases of tangible and intangible assets | 8,543 | 1,419 | 9,962 |
| Average number of employees [2] | 2,975 | 298 | 3,273 |
| **On December 31, 2001** | | | |
| Revenues | 743,895 | 48,676 | 792,571 |
| EBITDA [1] | 274,673 | 2,208 | 276,881 |
| Depreciation and amortization | (13,073) | (2,026) | (15,099) |
| Operating income | 261,600 | 182 | 261,782 |
| Purchases of tangible and intangible assets | 7,049 | 2,285 | 9,334 |
| Average number of employees [2] | 2,887 | 556 | 3,443 |

(1) EBITDA: Earnings before interest, tax, depreciation and amortization and before employee profit-sharing.
(2) Average number of employees in full-time equivalent, excluding civil servants made available, the costs of whom are billed to France Telecom.

## 5. PERSONNEL EXPENSES

| *(In thousands of euros, except average number of employees)* | Year ended December 31, 2003 | Year ended December 31, 2002 | Year ended December 31, 2001 |
|---|---|---|---|
| Average number of employees [1] | 3,314 | 3,273 | 3,443 |
| Wages and salaries | 155,189 | 151,642 | 142,120 |
| Social charges | 63,085 | 62,286 | 58,339 |
| **Total personnel expenditure** [2] | **218,274** | **213,928** | **200,459** |
| Personnel costs included in costs of assets produced | (92) | (234) | (254) |
| Change in provision for indemnity payments upon retirement | 1,635 | 1,491 | 5,245 |
| Others [3] | 5,669 | 5,072 | 5,066 |
| **Total personnel expenses** [2] | **225,486** | **220,257** | **210,516** |

(1) Average number of employees in full-time equivalent.
(2) Not including employee profit-sharing and personnel expenses related to TOP plan restructuring (classified as non-operational expenses).
(3) Particularly taxes linked to salaries.

## 6. FINANCIAL INCOME (EXPENSE), NET

Financial income primarily consists of income generated by investments with France Telecom.

## 7. OTHER NON-OPERATING INCOME (EXPENSE), NET

At December 31, 2002, non-operating income amounted to €39.7 million, consisting primarily of the proceeds of the sale of all of PagesJaunes' real estate.

## 8. INCOME TAX

### 8.1 PagesJaunes Group tax proof:

The reconciliation between the effective income tax expense and the theoretical tax calculated on the basis of the French statutory tax rate is as follows:

| | Year ended | | |
|---|---|---|---|
| *(In thousands of euros)* | December 31, 2003 | December 31, 2002 | December 31, 2001 |
| Consolidated income before tax | 355,785 | 337,441 | 261,728 |
| Statutory tax rate | 35.43% | 35.43% | 36.43% |
| **Theoretical tax** | **(126,055)** | **(119,555)** | **(95,348)** |
| Goodwill amortization | (212) | (212) | (218) |
| Income from affiliates accounted for using the equity method | 416 | 355 | 283 |
| Subsidiaries' losses | (323) | (902) | (2,188) |
| Long-term capital gains (losses) | 0 | 534 | 0 |
| Consolidated capital gains (losses) | 0 | 0 | 1,474 |
| Provisions for risks | 0 | (2,534) | 0 |
| Other non-taxable revenue and expenses | 999 | (732) | 2,059 |
| **Effective tax** | **(125,174)** | **(123,047)** | **(93,937)** |

### 8.2 Balance sheet tax position:

The net balance sheet tax position breaks down as follows:

| | Year ended | | |
|---|---|---|---|
| *(In thousands of euros)* | December 31, 2003 | December 31, 2002 | December 31, 2001 |
| Early retirement plan | 5,668 | 4,725 | 4,637 |
| Exceptional amortization | 1,655 | 0 | 0 |
| Temporarily non-deductible provisions | 4,171 | 3,088 | 1,353 |
| Tax loss carryforwards and depreciation deemed deferred | 808 | 935 | 976 |
| Provision for investments | 9,968 | 8,737 | 7,496 |
| Leasing | 0 | 0 | 7,899 |
| Other deferred tax liabilities | 2,272 | 1,686 | 1,091 |
| **Net deferred taxes of the Group** | **24,542** | **19,171** | **23,452** |

This net position of the Group appears as follows on the balance sheet:

| (In thousands of euros) | Year ended December 31, 2003 | December 31, 2002 | December 31, 2001 |
|---|---|---|---|
| Long-term net deferred tax assets (more than one year) | 6,508 | 6,354 | 17,043 |
| Short-term net deferred tax assets | 18,034 | 12,817 | 6,409 |
| Long-term net deferred tax liabilities (more than one year) | 0 | 0 | 0 |
| Short-term net deferred tax liabilities | 0 | 0 | 0 |
| **Total** | **24,542** | **19,171** | **23,452** |

The companies' deferred tax assets and liabilities have been valued by taking into account the exit in 2004, without indemnification, of companies from Wanadoo S.A.'s consolidated tax group.

PagesJaunes SA foresees opting, no later than March 31, 2005, for the French tax consolidation regime provided in Article 223A and following of the French General Tax Code. This option aims to create a consolidated tax group, consisting of, other than PagesJaunes SA, all its French subsidiaries that satisfy the conditions required to become a member. This option will take effect from January 1, 2005 for a period of five fiscal years.

## 9. GOODWILL RELATING TO CONSOLIDATED SUBSIDIARIES

The principal goodwill items arising from the fully consolidated subsidiaries are as follows:

| (In thousands of euros) | Year ended | | | | | |
|---|---|---|---|---|---|---|
| | | | December 31, 2003 | | December 31, 2002 | December 31, 2001 |
| | Period of depreciation | Gross value[1] | Accumulated amortization | Net book value | Net book value | Net book value |
| Wanadoo Data (ex Médiatel) | 5 | 2,995 | (1,797) | 1,198 | 1,797 | 2,396 |

Movements in the net book value of goodwill are as follows:

| (In thousands of euros) | Year ended December 31, 2003 | December 31, 2002 | December 31, 2001 |
|---|---|---|---|
| **Opening balance** | **1,797** | **2,396** | **2,995** |
| Acquisitions/divestitures | 0 | 0 | 0 |
| Amortization | (599) | (599) | (599) |
| **Closing balance** | **1,198** | **1,797** | **2,396** |

The goodwill corresponds to the acquisition of Chronaxies, followed by its merger into Wanadoo Data in 2001.

## 10. OTHER INTANGIBLE ASSETS

| (In thousands of euros) | Year ended December 31 | | | | |
|---|---|---|---|---|---|
| | | 2003 | | 2002 | 2001 |
| | Gross value | Accumulated amortization | Net book value | Net book value | Net book value |
| Other intangible assets | 1,225 | (667) | 558 | 823 | 1,088 |

| Total | 1,225 | (667) | 558 | 823 | 1,088 |
|---|---|---|---|---|---|

Movements in the net book value of other intangible assets were as follows:

| | Year ended December 31 | | |
|---|---|---|---|
| *(In thousands of euros)* | **2003** | **2002** | **2001** |
| **Opening balance** | **823** | **1,088** | **509** |
| Acquisitions | 0 | 0 | 1,204 |
| Effect of changes in the scope of consolidation | 0 | 0 | (426) |
| Divestitures | 0 | 0 | (67) |
| Amortization | (265) | (265) | (137) |
| Reclassifications | 0 | 0 | 4 |
| **Closing balance** | **558** | **823** | **1,088** |

## 11. PROPERTY, PLANT AND EQUIPMENT

| | Year ended December 31 | | | | |
|---|---|---|---|---|---|
| | 2003 | | | 2002 | 2001 |
| *(In thousands of euros)* | Gross value | Cumulated depreciation | Net book value | Net book value | Net book value |
| Land and buildings | 0 | 0 | 0 | 0 | 47,977 |
| Computers and terminals | 61,051 | (49,132) | 11,919 | 19,365 | 17,366 |
| Other | 20,898 | (14,447) | 6,451 | 1,638 | 5,302 |
| **Total** | **81,949** | **(63,579)** | **18,370** | **21,003** | **70,645** |

Changes in the net book value of property, plant and equipment are as follows:

| | Year ended December 31 | | |
|---|---|---|---|
| *(In thousands of euros)* | **2003** | **2002** | **2001** |
| **Opening balance** | **21,003** | **70,645** | **76,420** |
| Acquisition of tangible assets | 7,800 | 9,962 | 8,130 |
| Effect of changes in scope of consolidation | 0 | 0 | 1,375 |
| Disposals and discards | (1,037) | (47,929) | (357) |
| Amortization | (9,396) | (11,675) | (14,962) |
| Reclassifications | 0 | 0 | 39 |
| **Closing balance** | 18,370 | 21,003 | 70,645 |

In 2002, the Group transferred its buildings located in Sèvres to a group of real estate investors in a sale-leaseback transaction for a total price of €86 million. The net book value of the transferred buildings amounted to €47 million.

## 12. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

The item "Investments accounted for using the equity method" records the value of Eurodirectory at 50%. The book value of investments accounted for using the equity method is analyzed as follows:

| | Year ended December 31 | | |
|---|---|---|---|
| *(In thousands of euros)* | 2003 | 2002 | 2001 |
| **Eurodirectory** | | | |
| Opening balance | 2,353 | 1,965 | 1,641 |
| Share in earnings | 1,175 | 1,003 | 778 |
| Dividends paid | (1,024) | (614) | (454) |
| **Closing balance** | **2,504** | **2,353** | **1,965** |

## 13. OTHER INVESTMENT SECURITIES

The main investments in non-consolidated companies are as follows:

| *(In thousands of euros)* | % interest | Capital stock (1) | Net income (1) | Gross value | Provision | Net book value | Net book value | Net book value |
|---|---|---|---|---|---|---|---|---|
| | Year ended at December 31 | | | | | | | |
| | | | | | 2003 | | 2002 | 2001 |
| **Directories and other activities** | | | | | | | | |
| PagesJaunes Outre-Mer | 100% | 484 | 354 | 76 | 0 | 76 | 76 | 76 |
| PagesJaunes Liban | 100% | 21 | (123) | 2,125 | (1,813) | 312 | 2,093 | 2,093 |
| PagesJaunes Maroc | 0% | 0 | 0 | 0 | 0 | 0 | 0 | 2,896 |
| PagesJaunes Jordanie | 0% | 0 | 0 | 0 | 0 | 0 | 0 | 1,009 |
| TOTAL | | 0 | 0 | 2,201 | (1,813) | 388 | 2,169 | 6,165 |
| Advances subject to capitalization | | | | | | 0 | 0 | 0 |
| TOTAL | | | | | | 388 | 2,169 | 6,165 |

(1) On the basis of financial statements at December 31, 2003.

## 14. OTHER LONG-TERM ASSETS

| *(In thousands of euros)* | Year ended December 31 | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| Other long-term assets | 1,352 | 1,733 | 2,816 |
| TOTAL | 1,352 | 1,733 | 2,816 |

The other long-term assets consist mainly of long-term portion of security deposits and guarantees as well as other long-term investments.

## 15. TRADE ACCOUNTS RECEIVABLE, NET OF PROVISIONS

Trade receivables have a maturity date that is normally less than a year.

The breakdown of the gross value and depreciation of trade receivables is provided below:

| *(In thousands of euros)* | Year ended December 31 | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| Gross trade receivables | 378,359 | 354,398 | 331,587 |
| Provisions for depreciation | (6,568) | (4,599) | (4,881) |
| **Trade receivables, net** | **371,791** | **349,799** | **326,706** |

## 16. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets can be broken down as follows:

| *(In thousands of euros)* | Year ended December 31 | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| Corporate tax advance payment | 27,225 | 23,823 | 21,194 |
| VAT to be received | 15,485 | 14,051 | 12,262 |
| Non-consolidated subsidiaries' current accounts | 857 | 1,277 | 268 |
| Other receivables | 4,964 | 7,373 | 12,065 |
| Prepaid expenses (1) | 53,944 | 52,262 | 47,665 |
| **Total** | **102,745** | **98,786** | **93,454** |

(1) Prepaid expenses consist mainly of charges against the sale of advertisements billed on account of yet to be published printed directories and yet to be published on-line directories generally staggered over a period of 12 months.

## 17. DEFERRED INCOME

| *(In thousands of euros)* | Year ended December 31 | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |

| Deferred income | 465,338 | 412,429 | 399,596 |
|---|---|---|---|
| **Total** | **465,338** | **412,429** | **399,596** |

Deferred income consists mainly of the sale of advertising billed on account of yet to appear printed directories and on-line directories distributed over a display period that is generally of 12 months.

## 18. PROVISIONS FOR ASSET DEPRECIATION

The details of the various provisions for asset depreciation, other than for tangible and intangible assets, are as follows:

| *(In thousands of euros)* | Opening Balance | Net allocation (recoveries) | Other movements [1] | Closing Balance |
|---|---|---|---|---|
| **On December 31, 2003** | | | | |
| Investment securities | 0 | 1,813 | 0 | 1,813 |
| Trade accounts receivable | 4,599 | 1,969 | 0 | 6,568 |
| Other assets | 225 | 1,039 | 0 | 1,264 |
| Marketable securities | 0 | 0 | 0 | 0 |
| **On December 31, 2002** | | | | |
| Investment securities | 0 | 0 | 0 | 0 |
| Trade accounts receivable | 4,881 | (282) | 0 | 4,599 |
| Other assets | 1,961 | (1,736) | 0 | 225 |
| Marketable securities | 0 | 0 | 0 | 0 |
| **On December 31, 2001** | | | | |
| Investment securities | 0 | 0 | 0 | 0 |
| Trade accounts receivable | 9,779 | (409) | (4,489) | 4,881 |
| Other assets | 3,252 | (1,291) | 0 | 1,961 |
| Marketable securities | 0 | 0 | 0 | 0 |

(1) Include the effects of exchange rates and changes in the scope of consolidation.


| *(In thousands of euros)* | Opening Balance | Net allocation (recoveries) | Other movements [1] | Closing Balance |
|---|---|---|---|---|
| **On December 31, 2003** | | | | |
| Investment securities | 0 | 1,813 | 0 | 1,813 |
| Trade accounts receivables | 4,599 | 1,969 | 0 | 6,568 |
| Other assets | 225 | 1,039 | 0 | 1,264 |
| Marketable securities | 0 | 0 | 0 | 0 |
| **On December 31, 2002** | | | | |
| Investment securities | 0 | 0 | 0 | 0 |
| Trade accounts receivables | 4,881 | (282) | 0 | 4,599 |
| Other assets | 1,961 | (1,736) | 0 | 225 |
| Marketable securities | 0 | 0 | 0 | 0 |
| **On December 31, 2001** | | | | |
| Investment securities | 0 | 0 | 0 | 0 |
| Trade accounts receivables | 9,779 | (409) | (4,489) | 4,881 |
| Other assets | 3,252 | (1,291) | 0 | 1,961 |
| Marketable securities | 0 | 0 | 0 | 0 |

(1) Include the effects of exchange rates and changes in the scope of consolidation.


At December 31, 2003, the provision for the amortization of investment securities related to the securities of PagesJaunes Liban.

## 19. GROSS BORROWINGS, CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

| | Year ended December 31 | | |
|---|---|---|---|
| *(In thousands of euros)* | **2003** | **2002** | **2001** |

| | | | |
|---|---|---|---|
| Marketable securities | 11,600 | 11,409 | 11,863 |
| Cash and cash equivalents[1] | 581,935 | 577,909 | 472,433 |
| **Total marketable securities and cash and cash equivalents** | **593,535** | **589,318** | **484,296** |
| Current accounts | 3,312 | 3,312 | 3,312 |
| Leasing debt | 0 | 1 | 40,199 |
| Other financial debt | 12,069 | 29,283 | 12,617 |
| **Gross financial debt** | **15,381** | **32,596** | **56,128** |
| Maturing in less than one year | 15,381 | 32,593 | 19,915 |
| Maturing in more than one year | 0 | 3 | 36,213 |
| **Net cash position (indebtedness)** | **578,154** | **556,722** | **428,168** |

(1) Including current accounts and investments with maturity of less than three months with France Telecom.

The table below provides a breakdown by broad category of other borrowings:

| | **Year ended December 31** | | |
|---|---|---|---|
| *(In thousands of euros)* | **2003** | **2002** | **2001** |
| Creditor banks, spots and credit lines | 11,265 | 28,512 | 12,097 |
| Other loans | 804 | 771 | 520 |
| **Total** | **12,069** | **29,283** | **12,617** |

Movements in borrowings of PagesJaunes is analyzed as follows:

| | **Year ended December 31** | | |
|---|---|---|---|
| *(In thousands of euros)* | **2003** | **2002** | **2001** |
| **Opening balance** | **32,596** | **56,128** | **62,069** |
| • Net increase (decrease) | (17,214) | (23,532) | (3,026) |
| • Effect of changes in scope of consolidation | 0 | 0 | (5,152) |
| • Reclassifications | 0 | 0 | (539) |
| • Exchange rate effects | 0 | 0 | 1,264 |
| **Closing balance** | **15,381** | **32,596** | **56,128** |

## 20. PROVISIONS AND OTHER LIABILITIES

Provisions for long-term liabilities are as follows:

| | **Year ended December 31** | | |
|---|---|---|---|
| *(In thousands of euros)* | **2003** | **2002** | **2001** |
| Pension and other post-retirement benefit obligations | 17,176 | 15,541 | 14,050 |
| Provisions for employee litigation[1] | 7,629 | 8,672 | 3,645 |
| **Total** | **24,805** | **24,213** | **17,695** |

(1) See Note 23 (Litigation and Arbitration).

Provisions for risks and charges and other short-term liabilities are analyzed as follows:

| | **Year ended December 31** | | |
|---|---|---|---|
| *(In thousands of euros)* | **2003** | **2002** | **2001** |
| Restructuring provisions | 60 | 23 | 53 |
| Other short-term provisions [1] | 4,085 | 20 | 8 |
| Sub-total short-term provisions | 4,145 | 43 | 61 |
| Accrued expenses [2] | 173,102 | 177,188 | 163,113 |
| Short-term deferred tax credit | | | |
| **Total** | **177,247** | **177,231** | **163,174** |

(1) Includes purchase price supplement to be paid for Intelmatique (see note 24).

(2) Consists mainly of employee profit-sharing, charges related to personnel and VAT to be paid.

Movements in long and short-term provisions for risks and charges are as follows:

| *(In thousands of euros)* | **January 1, 2003** | **Increases** | **Reversals (utilizations)** | **December 31, 2003** |
|---|---|---|---|---|
| Pension and other post-retirement benefit | 15,541 | 1,635 | 0 | 17,176 |
| Provisions for employee litigation | 8,672 | 84 | (1,127) | 7,629 |
| Other provisions for risks and charges | 43 | 4,122 | (20) | 4,145 |
| **Total of provisions for risks and charges** | **24,256** | **5,841** | **(1,147)** | **28,950** |
| **- long-term** | 24,213 | 1,719 | 1,127 | 24,805 |
| **- short-term** | 43 | 4,122 | (20) | 4,145 |

The net impact of increases and reversals of provisions on the income statement can be analyzed as follows:

| *(In thousands of euros)* | **Increases** | **Reversals of provisions (releases)** |
|---|---|---|
| Operating income | 5,757 | 0 |
| Non-operating income | 84 | 0 |
| - of which financial income | 84 | 0 |

## 21. SHARE CAPITAL

As of December 31, 2003, the share capital of PagesJaunes was made up of 182,700 shares with a nominal value of €300 each.

There are no other securities giving access to share capital of PagesJaunes.

## 22. RELATED-PARTY TRANSACTIONS

Transactions and balances summaries below arose in the ordinary course of business between PagesJaunes and related parties:

**Amounts receivable from related parties**

| | **Year ended December 31** | |
|---|---|---|
| *(In thousands of euros)* | **2003** | **2002** |
| **Related party** | | |
| France Telecom SA | 16,910 | 28,382 |
| Wanadoo SA | 13,466 | 3,191 |
| Other companies in the France Telecom Group | 3,786 | 1,966 |
| **Total** | **34,162** | **33,539** |

In addition to these receivables, there exist current accounts and investments with France Telecom amounting to €581.4 million at December 31, 2003, €577 million at December 31, 2002 and €454.5 million at December 31, 2001.

**Accounts payable to related parties**

| | **Year ended December 31** | |
|---|---|---|
| *(In thousands of euros)* | **2003** | **2002** |
| **Related party** | | |
| France Telecom SA | 26,068 | 32,977 |
| Wanadoo SA | 11,385 | 6,589 |
| Other companies of the France Telecom Group | 9,113 | 3,124 |
| **Total** | **46,566** | **42,690** |

**Material transactions with related parties**

| (In thousands of euros) | Type of the transaction | Year ended December 31 2003 | 2002 |
|---|---|---|---|
| France Telecom Group | Connectivity | (265) | 0 |
| | Advertisement fee [(1)] | (17,754) | (15,591) |
| | Access to databases | (10,692) | (12,049) |
| | Research and development | (826) | (999) |
| | Real Estate | (9,346) | (6,440) |
| | Management Fees | (6,980) | (5,625) |
| | Trademark royalty Fees | (1,490) | (871) |
| | Other operational services | (11,447) | (6,605) |

(1) Fees related to *l'Annuaire* (e.g. Pages Blanches).

The main agreements between the France Telecom Group and Wanadoo are related to:

- providing access to directory data for the publication of directories;
- prospection and collection of advertising to include in *l'Annuaire* and PagesJaunes 3611 for alphabetic searches, as well as technical design, execution and page layout of advertising;
- performance on behalf of France Telecom of tasks required for the production, distribution and promotion of *l'Annuaire* and PagesJaunes 3611 for alphabetic searches; and
- trademark royalties and management fees.

## 23. OFF-BALANCE SHEET COMMITMENTS AND RISKS

The summary of significant off-balance sheet commitments is as follows:

| Contractual obligations | Total in thousands of euros | Payments due per period: Less than one year | From one to five years | More than five years |
|---|---|---|---|---|
| Leases | 71,341 | 12,297 | 46,683 | 12,361 |
| Purchase obligations for goods and services | 64,400 | 36,045 | 28,355 | 0 |
| **Total** | **135,741** | **48,342** | **75,038** | **12,361** |

| Contingent commitments | Total in thousands of euros | Payments due per period: Less than one year | From one to five years | More than five years |
|---|---|---|---|---|
| Guarantees | 440 | 440 | 0 | 0 |

**Leasing contracts**

PagesJaunes leases land, buildings, vehicles and materials. These contracts will come to term at various dates over the next ten years.

Management believes that these contracts will be renewed or replaced at their termination by other contracts under normal business conditions.

The rent expense recorded in the income statement for the period ended December 31, 2003 for operating leases amounted to €13.6 million, compared with €10.9 million at December 31, 2002. Of this €13.6 million, €9.3 million was billed by France Telecom. France Telecom's share of future commitments amounts to €8.3 million for 2004 and €33.6 million for 2005 to 2008 and €8.9 million beyond such years.

**Commitments to purchase goods and services**

*Production of directories*

Within the framework of its business, PagesJaunes SA is committed to its paper suppliers on the basis of annual contracts with significant volume commitments. PagesJaunes SA also has commitments with printers on the basis of tri-annual or bi-annual contracts for the production and distribution of the *PagesJaunes* directory and *l'Annuaire*. These commitments are made only for provisional order volumes without any minimum contractual value. These commitments are valued at €64.4 million, of which €36 million is due in 2004 and €28 million is due in 2005. These amounts may vary depending on the actual volume each year.

**De-consolidating structures and *ad hoc* entities**

The Group has not established any de-consolidating structures during the periods presented.

There are no contractual obligations *vis-à-vis ad hoc* entities.

***Litigation and Arbitration***

In the ordinary course of business, the companies of the Group may be involved in a number of legal, arbitration and administrative proceedings. Costs that may arise from these proceedings are provisioned only when they are probable and their amounts can be either quantified or estimated within a reasonable range. The provisional amount chosen is based on the appreciation of the risk on a case-by-case basis and largely depends on factors other than the particular stage of proceedings, although events occurring during the course of proceedings may call for a reassessment of the risk.

With the exception of the proceedings described below, neither PagesJaunes nor any of its subsidiaries is party to any trial or arbitration proceeding that PagesJaunes' management believes could reasonably have a material adverse effect on its results, its business or its consolidated financial condition.

(i) Prodis, a company that operates an Internet site at the address www.pagesjaunes.com and owns the domain names pagesjaunes.com and pagesjaunes.net, commenced legal proceedings against France Telecom and against PagesJaunes on September 26, 2000 and April 20, 2001, respectively, primarily for nullification of the PagesJaunes trademarks on various grounds, including lack of distinctiveness and dilution. In this context, Prodis intends to prove that the filing of the name Pages Jaunes as a trademark is fraudulent as it is the mere translation of the term "Yellow Pages," which has been used in the United States since 1886 for the concept of professional directory, and constitutes a generic term used without distinctiveness in various countries. In a judgment rendered on May 14, 2003, the *Tribunal de Grande Instance* of Paris confirmed the validity of the PagesJaunes trademarks. Prodis has filed an appeal of this judgment, citing the same claims of nullity also against the trademarks "Pages Blanches," "L'annuaire" and "L'annuaire des Pages Blanches". The appeal is currently pending before the *Cour d'appel* of Paris and the schedule for the proceedings has not yet been set. No assurance can be given on the favorable outcome of this litigation for the Group. An unfavorable outcome could have a material adverse effect on the Group's business, financial condition, results of operations or objectives.

(ii) At the beginning of 2002, PagesJaunes implemented a commercial development plan, including, notably, the modification of the employment contracts of 930 sales representatives. This modification aims to adapt these contracts to a new competitive context. Approximately 100 employees refused to sign the proposed new contract and were laid-off during the second quarter of 2002. To date, almost all these employees have commenced legal proceedings against PagesJaunes to contest the validity of the reason for the layoff. Although a certain number of decisions favorable to the Group have already been rendered at first instance, no assurance can be given as to the favorable outcome of this litigation for the Group. The total amount of damages claimed is approximately €26 million and a provision of €7.3 million has been recorded for the risk arising from this litigation.

(iii) During the years 2001 and 2002, PagesJaunes was subject to a tax audit for fiscal years 1998 and 1999. The Company believes that it has strong arguments for countering the adjustments still contested. Proceedings will be initiated during which the Company intends to present its arguments.

(iv) On June 26, 2002, FAC, an advertising agency, commenced proceedings against PagesJaunes before the *Tribunal de commerce* of Nanterre. This advertising agency considers that PagesJaunes has committed acts of unfair competition, such as interference with client relationships, disparagement, and abusive sales methods. It is claiming €1 million in damages. To date, this matter is still in the procedural stage prior to pleadings. Even though PagesJaunes believes it has favorable elements in this litigation, it cannot exclude an unfavorable ruling.

(v) On June 26, 2003, PagesJaunes commenced proceedings against an advertising agency (LSM) before the *Tribunal de commerce* of Cannes. Based on the testimony of many customers, PagesJaunes claims that this agency undertook acts of unfair competition with the aim of creating confusion between LSM and PagesJaunes in the mind of customers contacted by LSM for advertisement insertions in the *PagesJaunes* directory. In a judgment rendered February 19, 2004, the *Tribunal de commerce* of Cannes dismissed PagesJaunes' claims. PagesJaunes has appealed this decision, which, if confirmed on appeal, would likely foster the development of this type of competition from other advertising agencies and create difficulties for PagesJaunes in its client prospection. Even though it believes it has a strong case in these proceedings, PagesJaunes cannot exclude a confirmation of this decision on appeal.

## 24. SUBSEQUENT EVENTS

PagesJaunes SA should proceed with a distribution of approximately €236 million prior to its stock exchange listing. This distribution will be drawn in part from the special reserve of long-term capital gains to the extent of approximately €24.9 million. Consequently, pursuant to the provisions of Article 209 *quater* of the French General Tax Code (*Code Général des impôts*), PagesJaunes SA will have to declare the sum thus levied, before deduction of tax due on the realization of the corresponding gains, as part of its taxable income in 2004. PagesJaunes SA will as a result incur additional tax for the year 2004 of approximately €4.6 million.

In April 2004, PagesJaunes SA and Intelmatique, a subsidiary of France Telecom, determined that the purchase price supplement to be paid by PagesJaunes SA pursuant to the purchase contract for the acquisition of the sale of access to databases business was €4.1 million.

## 25. MANAGEMENT COMPENSATION

| 2003 | Total gross compensation amount in euros | Portion represented by income in-kind in euros | Indemnity provisions upon retirement |
|---|---|---|---|
| Mr. Michel Datchary | 282,577 | 3,900 | 150,074 |
| Mr. Jean-Claude Peltier | 170,723 | 2,091 | 119,329 |
| Mr. Claude Marchand | 162,263 | 3,023 | 17,456 |
| Mr. Alain Coulmeau | 151,788 | 2,562 | 154,412 |
| Mr. Jean-Marie Guille | 136,463 | 2,027 | 50,702 |

## 26. SCOPE OF CONSOLIDATION

### DIRECTORIES

### SCOPE OF CONSOLIDATION IN 2003

#### *FULLY CONSOLIDATED COMPANIES*

| *Company* | *Country* | *Entry into consolidation* | *Interest* | *Control* |
|---|---|---|---|---|
| Kompass France | France | 2001 | 100% | 100% |
| PagesJaunes | France | 2001 | 100% | 100% |
| Wanadoo Data | France | 2001 | 100% | 100% |

#### *COMPANIES CONSOLIDATED BY THE EQUITY METHOD*

| *Company* | *Country* | *Entry into consolidation* | *Interest* | *Control* |
|---|---|---|---|---|
| Eurodirectory | Luxembourg | 2001 | 50% | 50% |

### SCOPE OF CONSOLIDATION IN 2002

#### *FULLY CONSOLIDATED COMPANIES*

| Company | Country | Entry into consolidation | Interest | Control |
|---|---|---|---|---|
| Kompass France | France | 2001 | 100% | 100% |
| PagesJaunes | France | 2001 | 100% | 100% |
| Wanadoo Data | France | 2001 | 100% | 100% |

*COMPANIES CONSOLIDATED BY THE EQUITY METHOD*

| Company | Country | Entry into consolidation | Interest | Control |
|---|---|---|---|---|
| Eurodirectory | Luxembourg | 2001 | 50% | 50% |

**SCOPE OF CONSOLIDATION OF 2001**

*FULLY CONSOLIDATED COMPANIES*

| Company | Country | Entry into consolidation | Interest | Control |
|---|---|---|---|---|
| Kompass France | France | 2001 | 100% | 100% |
| PagesJaunes | France | 2001 | 100% | 100% |
| Wanadoo Data | France | 2001 | 100% | 100% |

*COMPANIES CONSOLIDATED BY THE EQUITY METHOD*

| Company | Country | Entry into consolidation | Interest | Control |
|---|---|---|---|---|
| Eurodirectory | Luxembourg | 2001 | 50% | 50% |

## General Report of the Statutory Auditor on the Annual Financial Statements for the year ended December 31, 2003

**DELOITTE TOUCHE TOHMATSU**
185, avenue Charles de Gaulle
92524 Neuilly-sur-Seine Cedex
S.A. with capital of EUR 1.266.944
377,876 R.C.S. Nanterre

**Auditor**
**Member of the Regional Council**
**of Versailles**

Dear Shareholders,

To fulfill the task entrusted to us by your general shareholders' meeting, we hereby present our report for the year ending on December 31, 2003, *i.e.*:

- the audit of annual financial statements for PAGESJAUNES, attached herewith;
- the specific verifications and the information required by law.

The annual financial statements have been approved by management on May 5, 2004. It is our responsibility, on the basis of our audit, to express an opinion on these financial statements.

As a preliminary note, it should be noted that the annual financial statements were first approved by the Management Board on February 11, 2004. Those financial statements underwent an audit performed by us, resulting in our unqualified opinion issued in our report dated February 11, 2004.

Following an event which occurred after the date of approval of the financial statements and as cited in Note 2.11 of the notes to the statutory financial statements, the annual financial statements have been modified and approved a second time by the Management Board on May 5, 2004.

### Opinion on the annual financial statements

We have carried out our audit in accordance with the professional standards applicable in France; these standards require the use of proper diligence to obtain a reasonable assurance that the annual financial statements do not contain any significant irregularities. An audit consists of the examination, using samples of evidence to support the data contained in the financial statements. It also consists of evaluating the accounting principles followed, and the major estimates made to produce the financial statements as well as their overall presentation. We consider that our audit and the evaluations we have made provide a reasonable basis for expressing our opinion below.

We certify that the annual financial statements are correct and honest in terms of French rules and accounting principles, and give a true picture of the results of the operations for the last year as well as the financial situation and assets and liabilities of the Company at the end of that year.

### Justification for our assessments

In accordance with the provisions of Article L.225-235, Paragraph 1, of the French Commercial Code, the evaluations we have made to issue our above-mentioned opinion, particularly in regard to the accounting principles followed and the major estimates used to prepare the financial statements, as well as their overall presentation, do not call for any special comment.

Furthermore, the company now follows new accounting procedures relating to the accounting for on-line sales figures. We have ascertained the validity of this change and the related presentation made in the Notes 1.1, 1.2 and 2.16 of the Notes to the Company Financial statements.

### Verification and specific information

We have also performed, on the basis of professional standards applicable in France, the specific verification required by law.

We have no observation to make as to the truthfulness and consistency with annual financial statements of the information given in the Management Report and in the documents addressed to the shareholders on the financial situation and annual financial statements.

Neuilly, May 6 2004

Auditor

**DELOITTE TOUCHE TOHMATSU**

Jean-Paul PICARD | Eric GINS

## PagesJaunes Balance Sheet as at December 31, 2003

*(In thousands of euros)*

| ASSETS | GROSS | DEPRECIATION PROVISION | NET 2003 | NET 2002 |
|---|---|---|---|---|
| **INTANGIBLE ASSETS** | **21,036.9** | **18,495.6** | **2,541.3** | **7,121.5** |
| OTHER | 21,036.9 | 18,495.6 | 2,541.3 | 7,121.5 |
| **TANGIBLE FIXED ASSETS** | **55,152.0** | **41,374.8** | **13,777.2** | **14,563.6** |
| TANGIBLE FIXED ASSETS | 55,152.0 | 41,374.8 | 13,777.2 | 14,563.6 |
| **INVESTMENTS** | **52,134.2** | **17,443.2** | **34,691.0** | **50,256.5** |
| INVESTMENTS AND RELATED RECEIVABLES | 51,107.8 | 17,432.9 | 33,674.8 | 49,631.7 |
| OTHER INVESTMENTS | 25.6 | 10.2 | 15.4 | 15.4 |
| LOANS | 412.8 | — | 412.8 | 50.1 |
| DEPOSITS & GUARANTEES PAID | 588.0 | — | 588.0 | 559.3 |
| **FIXED ASSETS- TOTAL I** | **128,323.1** | **77,313.6** | **51,009.5** | **71,941.6** |
| **INVENTORIES** | **6,689.2** | **28.9** | **6,660.3** | **10,698.7** |
| **DOWN-PAYMENTS TO SUPPLIERS** | **6,469.2** | — | **6,469.2** | **3,630.7** |
| **TRADE ACCOUNTS RECEIVABLE** | **411,883.2** | **5,720.6** | **406,162.6** | **379,962.5** |
| TRADE ACCOUNTS RECEIVABLE | 360,131.7 | 5,085.9 | 355,045.8 | 334,798.2 |
| TAX, SOCIAL & OTHER RECEIVABLES | 51,751.5 | 634.7 | 51,116.8 | 45,164.3 |
| **OTHER RECEIVABLES** | **98.1** | — | **98.1** | **98.9** |
| **MARKETABLE SECURITIES** | **11,600.2** | — | **11,600.2** | **11,030.0** |
| **CASH** | **582,393.9** | — | **582,393.9** | **578,452.2** |
| **PREPAID EXPENSES** | **21,032.2** | — | **21,032.2** | **902.5** |
| **CURRENT ASSETS - TOTAL II** | **1,040,165.9** | **5,749.5** | **1,034,416.5** | **984,865.4** |
| **UNREALIZED GAINS/LOSSES- TOTAL III** | **83.8** | | **83.8** | — |
| **GRAND TOTAL (I+II+III+IV)** | **1,168,572.8** | **83,063.0** | **1,085,509.8** | **1,056,807.0** |

**PagesJaunes Balance Sheet as at December 31, 2003 (continued)**

*(In thousands of euros)*

| LIABILITIES | 2003 | 2002 |
|---|---|---|
| **SHARE CAPITAL** | **54,810.0** | **54,810.0** |
| **SHARE PREMIUM** | **42,249.4** | **42,249.4** |
| **RESERVES** | **70,178.7** | **70,178.7** |
| LEGAL RESERVES | 5,481.0 | 5,481 |
| OTHER RESERVES | 739.8 | 739 |
| LONG-TERM CAPITAL GAINS RESERVES | 63,957.9 | 63,957.9 |
| **OTHER RETAINED EARNINGS** | **149.8** | **42,149.8** |
| **NET INCOME** | **167,924.4** | **206,106.6** |
| **SHAREHOLDERS' EQUITY- TOTAL I** | **335,312.2** | **415,494.5** |
| **PROVISIONS FOR LIABILITIES** | **11,761.4** | **24,431.4** |
| **PROVISIONS FOR LIABILITIES- TOTAL II** | **27,960.1** | **24,431.4** |
| **FINANCIAL LIABILITIES (1)(2)** | **19,469.9** | **38,566.5** |
| BANK FACILITIES | 11,210.7 | 27,541.6 |
| VARIOUS DEBTS | 8,259.2 | 11,024.8 |
| **ACCOUNTS PAYABLE-TRADE** | **249,037.7** | **236,840.3** |
| TRADE ACCOUNTS PAYABLE | 101,248.7 | 93,847.4 |
| TAX, SOCIAL AND OTHER PAYABLES | 147,789.0 | 142,992.9 |
| **OTHER PAYABLES** | **1,391.8** | **23,761.5** |
| AMOUNTS PAYABLE ON FIXED ASSETS AND RELATED ACCOUNTS | 793.5 | 332.6 |
| TAX, SOCIAL AND OTHER PAYABLES | 598.2 | 23,428.9 |
| **DEFERRED INCOME** | **452,338.1** | **317,672.8** |
| **LIABILITIES- TOTAL III** | **722,237.5** | **616,841.1** |
| **UNREALIZED GAINS/LOSSES- TOTAL IV** | **0** | **40.2** |
| **GRAND TOTAL (I+II+III+IV)** | **1,085,509.8** | **1,056,807.0** |

**PagesJaunes Statement of Income for the year ended December 31, 2003**

*(In thousands of euros)*

| | 2003 | 2002 |
|---|---|---|
| **OPERATING INCOME** | | |
| REVENUES | 847,610 | 805,646 |
| OTHER INCOME | 3,443 | 5,383 |
| WORK-IN-PROGRESS | 20 | 301 |
| OPERATING SUBSIDIES | (7) | 109 |
| RECOVERY ON RESERVES CHARGED IN PRIOR PERIODS | 3,727 | 5,986 |
| OTHER INCOME | 55,204 | 59,966 |
| **TOTAL I** | **909,998** | **877,391** |
| **OPERATING EXPENSES** | | |
| PAYMENT FOR SERVICES AND SUB-CONTRACTING | 184,411 | 206,098 |
| CHANGE IN INVENTORY | 4,465 | (522) |
| OTHER PURCHASES AND EXTERNAL CHARGES | 128,361 | 128,550 |
| TAXES & SIMILAR PAYMENTS | 16,459 | 17,860 |
| WAGES AND SALARIES | 141,457 | 139,382 |
| SOCIAL SECURITY TAXES | 57,113 | 56,845 |
| OTHER EXPENSES | 1,036 | 3,524 |
| DEPRECIATION ALLOWANCES | 7,992 | 9,086 |
| RESERVE ALLOWANCES | 6,188 | 14,488 |
| **TOTAL II** | **547,482** | **575,311** |
| **1-OPERATING INCOMES (I-II)** | **362,516** | **302,080** |
| **NON-OPERATING INCOME** | | |
| INCOME FROM CONTROLLED ENTITIES | 2,235 | 1,451 |
| INCOME FROM MARKETABLE SECURITIES | 25,831 | 21,693 |
| RECOVERY ON RESERVES CHARGED IN PRIOR PERIODS | 0 | 1,891 |
| **TOTAL III** | **28,065** | **25,036** |
| **INTEREST AND OTHER CHARGES** | | |
| LOSSES ON FINANCIAL RECEIVABLES AND VARIOUS FINANCIAL CHARGES | 24 | 2,565 |
| FINANCIAL RESERVES ALLOWANCES | 17,517 | 0 |
| **TOTAL IV** | **17,541** | **2,565** |
| **2-FINANCIAL INCOME (III-IV)** | **10,524** | **22,471** |
| **3-CURRENT INCOME (1+2)** | **373,039** | **324,551** |
| **EXTRAORDINARY GAINS** | | |
| IN OPERATIONS | 284 | 74 |
| PROCEEDS OF ASSETS SOLD AND OTHER CAPITAL GAINS | 74 | 93,525 |
| WRITE-BACK ON PROVISIONS AND AMORTIZATION | 1,082 | 500 |
| **TOTAL V** | **1,440** | **94,100** |
| **EXTRAORDINARY LOSSES** | | |
| FOR MANAGEMENT TRANSACTIONS | 0 | 30 |
| FOR EXTRAORDINARY TRANSACTIONS | 64,300 | 0 |
| ON CAPITAL TRANSACTIONS | 1,003 | 67,472 |
| ALLOWANCE FOR LIABILITIES AND CHARGES | 7,318 | 0 |
| **TOTAL VI** | **0** | **67,502** |
| **4-EXTRAORDINARY INCOME (V-VI)** | **(71,181)** | **26,597** |
| EMPLOYEE PROFIT-SHARING PLAN | 26,778 | 24,440 |
| INCOME TAX | 107,156 | 120,601 |
| **TOTAL INCOME** | **939,503** | **996,526** |
| **TOTAL EXPENSES** | **771,579** | **790,420** |
| **NET INCOME** | **167,924** | **206,106** |

## 1. ACCOUNTING RULES AND PROCEDURES

The annual financial statements of PagesJaunes, a company whose principal business activities are:

- selling advertisements in the PagesJaunes directories (paper and electronic versions); and
- advertising representation for, and out-sourced publishing of, the Pages Blanches and the electronic directories of France Telecom (3611),

were drafted in accordance with generally accepted accounting principles in France as set forth by applicable legislation.

The significant policies are described below.

### 1.1 Accounting policies for expenses and revenues

Advertising revenues are included in the annual results of the year in which the directories are published. This same policy applies to charges related directly to directories, as well as to royalties, commissions paid to representatives and sub-contracting.

To provide improved information on PagesJaunes' revenues, a modification was implemented for the 2003 financial year with respect to revenues derived from online directories. Previously recognized in the same manner as printed directories (namely the moment of publication in paper or online), online revenues for 2003 are spread out over the period during which the revenue source is displayed online.

The directly-affected expenses have been adjusted and correlated to the revenues for the financial year ended December 31, 2003. This policy will affect the commissions of vendors and the telephone vendors, as well as editorial royalties.

### 1.2 Incidence of the change in method (pro forma analysis)

The effect of this modified policy on the principal items of the Statement of Income ended December 31, 2002, and December 31, 2003 is presented below in € millions, as if this new policy has been applied on a consistent basis:

| **Results**<br>*in € millions* | **2003** | **2002** |
|---|---|---|
| Revenues | 847.6 | 797.6 |
| Operating Income | 362.5 | 294.9 |
| Net Income | 167.9 | 201.5 |

### 1.3 Intangible assets

The intangible assets include software and computer programs, amortized over 1 to 4 years, pro rata *temporis*, as well as goodwill accrued at the acquisition cost, of which the length of amortization is generally tied to the normal obsolescence of goodwill; further, other charges can be recognized, notably the loss of value in goodwill.

### 1.4 Property, plant and equipment

Property, plant and equipment are valued at their acquisition cost.

The amortization for depreciation is calculated following the straight line method according to the probable useful life. The main amortization durations are as follows:

| | |
|---|---|
| • Installations and improvements | 5/8 years |
| • Computer-related equipment | 3/4 years |
| • Production-related equipment | 3/4 years |
| • Office furniture and equipment | 5/10 years |
| • Transport-related equipment | 4 years |

### 1.5 Investments and other long-term investment securities

Investments in controlled entities and other long-term investment securities are stated at acquisition cost. When the inventory value is deemed to be sustainably less than the carrying value, an allowance is recorded. The inventory value is determined with reference to the shareholder equity and the outlook of the entity.

### 1.6 Inventories and works in progress

Inventories are evaluated according to the average cost method.

Work in progress is evaluated at cost price on the basis of direct costs.

A depreciation provision is recorded when the inventory value falls below the probable completion value.

### 1.7 Trade receivables

Trade receivables are evaluated at nominal value. A depreciation provision is determined on the basis of a review of individual and collective risks of those clients who are late in their payments for receivables concerning already-published editions. Also, client receivables existing prior to the year ended December 31, 2003 are provided for according to the best estimations of the company.

### 1.8 Marketable securities

Marketable securities are valued at their acquisition cost.

A depreciation provision is recognized when the inventory value is less than the carrying value.

The inventory value is equal to the average price in the month of December for listed securities and to the closing price for non-listed securities.

The accrued interest on debenture stock is included in the corresponding stock accounts.

### 1.9 Cash and cash equivalents

Cash consists of immediately disposable cash and short-term investments whose maturity is generally less than or equal to three months from the acquisition date.

### 1.10 Provisions for liabilities and charges

Rights acquired by active employees have created a provision for indemnities payable upon retirement.

The recorded provision corresponding to an actuarial measurement of the liability takes into account different parameters:

- TV92-94 has been retained as the mortality table.
- Total retained turnovers vary according to age or years with the company.
- Retirement age: 60.
- Tables of salary increases are defined according to age.
- Discount rate: 5%.

### 1.11 Deferred income

Deferred income refers to validated and invoiced client orders. Reversal of deferred income and, thus, recognition as revenue occurs upon the publication of the printed directories, and, for online directories, are accounted for over the course of the period of online display.

### 1.12 Financial income

The financial income is presented net of costs related to bank overdrafts and to standard loss provisions in connection with accrued interest on blocked accounts for employee profit-sharing in PagesJaunes' earnings.

Furthermore, investment costs, purchase-related or otherwise, are included in financial expenses.

### 1.13 Publication and other costs

Publicity, promotion, sponsorship and communication costs are fully accounted for in the year during which these costs were incurred.

## 2. SUPPLEMENTAL INFORMATION RELATING TO THE BALANCE SHEET AND THE STATEMENT OF INCOME

***All values presented below (with the exception of Note 2.10) are expressed in € millions.***

### 2.1 Intangible assets

Changes in intangible assets are analysed as follows:

| | Value at January 1, 2003 | Acquisitions | Transfers | Trade-in Values | Value at December 31, 2003 |
|---|---|---|---|---|---|
| Software | 16.8 | 1.1 | (1.5) | 0 | 16.4 |
| Depreciation | (13.9) | (2.0) | 0 | 1.5 | (14.4) |
| Intangible assets of the business (*"fonds de commerce"*) | 4.6 | 0 | 0 | 0 | 4.6 |
| Provisions for depreciation of the business assets (Page i, DVA) | (0.4) | (3.7) | 0 | 0 | (4.1) |
| **Net Intangibles** | **7.1** | **(4.6)** | **(1.5)** | **1.5** | **2.5** |

The change for the period is the result of software acquisition and the depreciation of the DVA business assets pursuant to a decision of the *Conseil de la concurrence* on September 12, 2003, leading us to recognize the loss of value on this business.

### 2.2 Tangible assets

Changes in tangible assets are analysed as follows:

| | Value at January 1, 2003 | Acquisitions | Transfers | Trade-in Values | Value at December 31, 2003 |
|---|---|---|---|---|---|
| Other tangible assets | 62.7 | 6.2 | (13.7) | 0 | 55.2 |
| Depreciation | (48.1) | (6.0) | 0 | 12.7 | 41.4 |
| **Net Tangibles** | **14.6** | **0.2** | **(13.7)** | **12.7** | **13.8** |

The change is a result of the acquisition of computer PCs, replacing Macintosh computers (removed from assets) in the context of Project Rivage.

### 2.3 Investments

Changes in investments:

| | Value at January 1, 2003 | Acquisitions | Sales or Reimbursements | Depreciation/ Write-back | Value at December 31, 2003 |
|---|---|---|---|---|---|
| Investments in controlled entities and related receivables | 49.6 | 1.5 | 0 | 0 | 51.1 |
| Provisions | 0 | 0 | 0 | (17.4) | (17.4) |
| Loans, guarantees and deposits paid | 0.6 | 0.7 | (0.3) | 0 | 1.0 |
| **Net Investments** | **50.2** | **2.2** | **(0.3)** | **(17.4)** | **34.7** |

Changes include:

- Additions concerning a new loan to Kompass France for 1.5 and loans to personnel regarding the last offering of France Telecom for 0.6.

Charges concerning the following subsidiaries:

- PagesJaunes Liban for 1.8. The corresponding account receivable was also recognized as a charge in the amount of 0.6.

- Kompass France for a total of 15.0.

### 2.4 Stocks and works in progress

| | 2003 | 2002 |
|---|---|---|
| Gross Value | 6.7 | 11.1 |
| Depreciation | 0 | (0.4) |
| **Market Price** | **6.7** | **10.7** |

### 2.5 Depreciation of accounts receivable

| | Value at January 1, 2003 | Unrecoverable accounts receivable | Depreciation | Value at December 31, 2003 |
|---|---|---|---|---|
| Debt | 3.7 | (1.8) | 3.8 | 5.7 |
| **Total** | **3.7** | **(1.8)** | **3.8** | **5.7** |

### 2.6 Long- and short-term debt

Almost the entirety of the receivables is short-term (due within less than one year).

### 2.7 Marketable securities

Marketable securities consist of short-term notes in the amount of 11.6, including accumulated interest.

### 2.8 Cash and cash equivalents

Cash includes the cash invested with France Telecom for a period of less than or equal to three months. On December 31, 2003, this cash amounted to 582.3. To allow account comparison, these investments were reclassified as cash on December 31, 2002.

### 2.9 Payments to be received, but still included in the balance sheet

| | |
|---|---|
| Suppliers, invoiced bills to receive | 2.8 |
| Customer receivables, invoices to be issued | 11.5 |
| Tax receivables, tax relief to be claimed | 0.2 |
| Various Debts, interest earned through loans | 0.7 |
| Marketable securities, earned interest | 4.0 |
| **Total** | **19.2** |

### 2.10 Share capital

Share capital amounts to €54,810,000 and consists of 182,700 shares, each with a nominal value of €300.

Shareholder Equity (in €):

| | |
|---|---|
| Shareholder equity as of 1/1/2003 | 415,494,456 |
| Allocations for 2002 | 206,106,573 |
| Dividend Payments | (248,106,600) |
| Amount Carried Forward | 149,788 |
| 2003 Result | 167,924,373 |
| Shareholders' equity as of December 31, 2003 | 335,312,229 |

### 2.11 Provisions

Charges consist of vested rights in connection with retirement indemnities of 15.7.

| Total breakdowns are provided below: | |
|---|---|
| Actuarial value of vested rights at 12/31/2003 | 17.2 |
| Provision accounted for at 12/31/2003 | 15.7 |
| Balance available to insurance company | 1.5 |
| **Total** | **17.2** |

At December 31, 2003, PagesJaunes is involved in litigation arising from the ordinary course of business. Taking into account the provisions already recorded in the financial statements, these events should have no material adverse effect on the financial condition of the company.

On the occasion of the purchase of the "sale of online access to databases" business from Intelmatique (France Telecom Group), PagesJaunes agreed to a purchase price supplement calculated on the basis of the 2003 income generated on this business. At the conclusion of negotiations in April 2004, the purchase price supplement was finally determined to be €4.1 million. A provision in this amount has been recorded in light of the loss in the value of the business.

The provisions include the following:

| | Value at Beginning of Year | Depreciation | Write-back | Value at the End of Fiscal Year |
|---|---|---|---|---|
| Provisions for court actions | 7.7 | 0 | (0.1) | 7.6 |
| *Provisions for Projet Rivage* | 0.9 | 0 | (0.9) | 0 |
| Provisions for risk associated with DVA business assets(1) | 1.1 | 4.1 | (1.1) | 4.1 |
| Provisions for work rewards | 0 | 0.5 | 0 | 0.5 |
| Provisions for retirement indemnities | 14.7 | 1.0 | 0 | 15.7 |
| Other provisions | 0 | 0.1 | 0 | 0.1 |
| **Total** | **24.4** | **5.7** | **-2.1** | **27.9** |

(1) Reclassified as a depreciation provision.

### 2.12 Financial debts

Financial debts consist of:

- Blocked accounts in connection with employee profit sharing in PagesJaunes' earnings, amounting to 2.5; and
- Current accounts in the cash agreements with our subsidiaries, Wanadoo Data and PagesJaunes Outremer, in the amount of 5.7.

### 2.13 Debt maturity profile

| | Gross Amount | Due in one year or more |
|---|---|---|
| Bank loans | 11.2 | 11.2 |
| General loans and financial debts | 8.3 | 8.3 |
| Accounts payable | 101.2 | 101.2 |
| Fiscal and social security debts | 147.2 | 147.2 |
| Others | 1.4 | 1.4 |
| **Total** | **269.3** | **269.3** |

### 2.14 Payable charges included in the balance sheet

| | |
|---|---|
| Accounts payable undelivered invoices | 69.2 |
| Fiscal and social security debts, VAT, taxes, salaries and social charges | 61.6 |
| Other debts to be paid | 0.4 |

| Total | 131.2 |
|---|---|

### 2.15 Financial income

The financial income essentially comprises:

- income from investment of cash resources of 25.8;
- subsidiaries dividends of 2.2; and
- provisions for possible loss in value of long-term investments and related receivables of 17.5.

### 2.16 Extraordinary income

The extraordinary income includes:

- the impact of the change of the accounting method on the consideration of the revenues of the online directories, regarding 2002 starting on 1/01/2003, and accounted for as an extraordinary charge of 64.3;
- the depreciation of divestitures on tangible fixed assets of 0.9;
- a provision for the depreciation of the DVA goodwill of 3.2;
- a provision related to the risks and charges for the supplemental acquisition price in connection with the Intelmatique business, to recognize a loss in the value of the business of 4.1; and
- various other extraordinary income of 0.3.

### 2.17 Distribution of the tax among incomes

The distribution of the tax between operating income and extraordinary income is as follows:

| | Earnings before tax | Taxes | Net |
|---|---|---|---|
| Operating income | 373.0 | (138.1) | 234.9 |
| Extraordinary income and employee profit sharing | (98.0) | 31.0 | (67.0) |
| **Net Income** | **275.0** | **107.1** | **167.9** |

### 2.18 Fiscal matters

Latent and deferred tax matters

| Future tax debt relief | Gross Amount |
|---|---|
| Employee profit sharing | 27.9 |
| Retirement payment provision | 15.7 |
| Others | 1.1 |
| **Total** | **44.7** |
| Representing a future tax relief of: | **15.8** |

Tax litigation

During the years 2001 and 2002, PagesJaunes was subject to a tax audit for fiscal years 1998 and 1999. The Company believes that it has strong arguments for countering the adjustments still contested. Proceedings will be initiated during which the Company intends to present its arguments.

### 2.19 Off-Balance Sheet Commitments

| | 2003 | 2002 |
|---|---|---|
| Liabilities received (guarantees received) | 0.4 | 0.3 |
| Liabilities granted (guarantees received) | 0.4 | 7.3 |
| Others (purchases of paper, printing) | 64.4 | 97.8 |

**Sale of online access to databases business repurchased from Intelmatique**

On the occasion of the repurchase of this business, PagesJaunes agreed to a purchase price supplement based on the 2003 income generated on this business.

The amount comes to €4.1 million and will be paid in 2004.

### 2.20 Compensation allocated to members of the Supervisory Board and Management Board

It is distributed as follows:

| | |
|---|---|
| Supervisory Board | 0.005 |
| Management Board | 0.014 |
| Total | 0.019 |

### 2.21 Employees

| | 2003 | 2002 |
|---|---|---|
| Management | 705 | 689 |
| Supervisors and technicians | 2,224 | 2,206 |
| Employees | 41 | 40 |
| **Total** | **2,970** | **2,935** |

These employee numbers correspond to the current monthly average.

### 2.22 Related-company transactions

The principal balance sheet and statement of income elements relate to France Telecom, Wanadoo SA and Kompass France. They consist of the following:

France Telecom:

- Total publicity royalties of Pages Blanches and Pages Minitel amount to 64.3 (after the accounting method change).
- Rent charges concerning the building of the Registered Office of 6.8.
- The supplier's balance due by PagesJaunes amounts to 14.0.
- Editorial costs of Pages Blanches charged to France Telecom amount to 52.7. The client balance due by France Telecom is 11.6.
- Cash advances provided by PagesJaunes are 582.3. The corresponding financial products amounts to 25.5.

Wanadoo S.A.:

- The management fees and trademark royalties for 8.5 and the corresponding supplier debt is 11.3 as well as tax debt concerning fiscal integration is 11.2 (after the accounting method change).

Kompass France:

- The interests on related receivable are 0.1, as well as interest of 4.2.

### 2.23 Consolidation

PagesJaunes is fully consolidated in the financial statements of Wanadoo S.A.

### 2.24 Tax consolidation

PagesJaunes is a member of the tax consolidation group constituted by Wanadoo since January 1, 2001.

Pursuant to a tax sharing agreement, PagesJaunes is liable for payment to Wanadoo for corporate tax which it would otherwise have had to pay to the French Treasury had it not been a member of the tax group. Any resulting tax savings are to be allocated to Wanadoo S.A.

## STATUTORY ANNUAL NON-CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

### PagesJaunes Statement of Income for the year ended December 31, 2002

*(In thousands of euros)*

| | 2002 | 2001 |
|---|---|---|
| **OPERATING INCOME** | | |
| SERVICES PROVIDED: ADVERTISING | 805,646 | 751,720 |
| OTHER INCOME | 5,383 | 7,738 |
| WORK-IN-PROGRESS | 301 | (4,489) |
| OPERATING SUBSIDIES | 109 | 281 |
| RECOVERY ON RESERVES CHARGED IN PRIOR PERIODS | 5,986 | 7,140 |
| OTHER INCOME | 59,966 | 59,724 |
| **TOTAL I** | **877,391** | **822,113** |
| **OPERATING EXPENSES** | | |
| PAYMENT FOR SERVICES AND SUB-CONTRACTING | 206,098 | 222,803 |
| CHANGE IN INVENTORY | (522) | (6,645) |
| OTHER PURCHASES AND EXTERNAL CHARGES | 128,550 | 124,463 |
| TAXES & SIMILAR PAYMENTS | 17,860 | 14,485 |
| WAGES AND SALARIES | 139,382 | 127,848 |
| SOCIAL SECURITY TAXES | 56,845 | 51,337 |
| OTHER EXPENSES | 3,524 | 2,583 |
| DEPRECIATION ALLOWANCES | 9,086 | 12,225 |
| RESERVE ALLOWANCES | 14,488 | 9,934 |
| **TOTAL II** | **575,311** | **559,034** |
| **1-OPERATING INCOME (I-II)** | **302,080** | **263,078** |
| **NON-OPERATING INCOME** | | |
| INCOME FROM CONTROLLED ENTITIES | 1,451 | 530 |
| INCOME FROM MARKETABLE SECURITIES | 21,693 | 25,023 |
| RECOVERY ON RESERVES CHARGED IN PRIOR PERIODS | 1,891 | 0 |
| **TOTAL III** | **25,036** | **25,553** |
| **INTEREST AND OTHER CHARGES** | | |
| LOSSES ON FINANCIAL RECEIVABLES AND VARIOUS FINANCIAL CHARGES | 2,565 | 2 |
| FINANCIAL RESERVES ALLOWANCES | 0 | 925 |
| **TOTAL IV** | **2,565** | **927** |
| **2-FINANCIAL INCOME (III-IV)** | **22,471** | **24,626** |
| **3-CURRENT INCOME (1+2)** | **324,551** | **287,705** |
| **EXTRAORDINARY GAINS** | | |
| IN OPERATIONS | 74 | 11 |
| PROCEEDS OF ASSETS SOLD AND OTHER CAPITAL GAINS | 93,525 | 186 |
| WRITE-BACK ON PROVISIONS AND AMORTIZATION | 500 | 31,225 |
| **TOTAL V** | **94,100** | **31,421** |
| **EXTRAORDINARY LOSSES** | | |
| FOR MANAGEMENT TRANSACTIONS | 30 | 1 |
| ON CAPITAL TRANSACTIONS | 67,472 | 30,012 |
| ALLOWANCE FOR LIABILITIES AND CHARGES | 0 | 500 |
| **TOTAL VI** | **67,502** | **30,512** |
| **4-EXCEPTIONAL INCOME (V-VI)** | **26,597** | **909** |
| EMPLOYEE PROFIT-SHARING PLAN | 24,440 | 21,207 |
| INCOME TAX | 120,601 | 100,120 |
| **TOTAL INCOME** | **996,526** | **879,087** |
| **TOTAL EXPENSES** | **790,420** | **711,800** |

| NET INCOME | 206,106 | 167,286 |
|---|---|---|

PagesJaunes Balance Sheet as at December 31, 2002

*(In thousands of euros)*

| ASSETS | GROSS | DEPRECIATION PROVISIONS | NET 2002 | NET 2001 |
|---|---|---|---|---|
| **INTANGIBLE ASSETS** | **21,441.9** | **14,320.4** | **7,121.5** | **4,462.6** |
| OTHER INTANGIBLE ASSETS | 21,441.9 | 14,320.4 | 7,121.5 | 4,462.6 |
| **TANGIBLE FIXED ASSETS** | **62,710.7** | **48,147.1** | **14,563.6** | **43,907.3** |
| LAND | 0 | | 0 | 9,917.6 |
| BUILDINGS | 0 | | 0 | 19,206.0 |
| OTHER TANGIBLE FIXED ASSETS | 62,710.7 | 48,147.1 | 14,564 | 14,783.7 |
| **INVESTMENTS** | **50,266.7** | **10.2** | **50,256.5** | **55,225.5** |
| INVESTMENTS AND RELATED RECEIVABLES | 49,631.7 | 0 | 49,631.7 | 54,458.3 |
| OTHER INVESTMENTS | 25.6 | 10.2 | 15.4 | 15.4 |
| LOANS (1) (2) | 50.1 | | 50.1 | 214.9 |
| DEPOSITS & GUARANTEES PAID | 559.3 | 0 | 559.3 | 536.9 |
| **FIXED ASSETS – TOTAL I** | **134,419.3** | **62,477.7** | **71,941.6** | **103,595.4** |
| **INVENTORIES** | **11,134.3** | **435.6** | **10,698.7** | **10,230.8** |
| **DOWN-PAYMENTS TO SUPPLIERS** | **3,630.7** | **0** | **3,630.7** | **3,727.9** |
| **TRADE ACCOUNT RECEIVABLES** | **383,672.7** | **3,710.2** | **379,962.5** | **307,211.2** |
| TRADE ACCOUNT RECEIVABLES (1) | 338,291.9 | 3,493.7 | 334,798.2 | 246,585 |
| TAX, SOCIAL & OTHER RECEIVABLES | 45,380.8 | 216.5 | 45,164.3 | 60,626.2 |
| **OTHER RECEIVABLES** | **578,592.7** | **0** | **578,592.7** | **455,057.1** |
| **MARKETABLE SECURITIES** | **11,030.0** | **0** | **11,030.0** | **10,366.9** |
| **CASH** | **48.3** | **0** | **48.3** | **17,459.2** |
| **PREPAID EXPENSES** | **902.5** | **0** | **902.5** | **2,530.3** |
| **CURRENT ASSETS – TOTAL II** | **989,011.2** | **4,145.8** | **984,865.4** | **806,583.5** |
| **UNREALIZED GAINS/LOSSES – TOTAL III** | **0** | **0** | **0** | **0** |
| **GRAND TOTAL (I+II+III+IV)** | **1,123,430.6** | **66,623.5** | **1,056,807.0** | **910,178.9** |
| (1) OF WHICH LESS THAN ONE YEAR | | | 3,420.9 | 10,220.2 |
| (2) OF WHICH MORE THAN ONE YEAR | | | 609.4 | 1,794.7 |

**PagesJaunes Balance Sheet as at December 31, 2002 (continued)**

*(In thousands of euros)*

| LIABILITIES | 2002 | 2001 |
|---|---|---|
| **SHARE CAPITAL** | **54,810.0** | **54,810.0** |
| **SHARE PREMIUM** | **42,249.4** | **42,249.4** |
| **RESERVES** | **70,178.7** | **70,178.7** |
| LEGAL RESERVES | 5,481.0 | 5,481.0 |
| OTHER RESERVES | 739.8 | 739.8 |
| LONG-TERM CAPITAL GAINS RESERVES | 63,957.9 | 63,957.9 |
| **OTHER RETAINED EARNINGS** | **42,149.8** | **26,504.3** |
| **NET INCOME** | **206,106.6** | **167,286.5** |
| **SHAREHOLDERS' EQUITY – TOTAL I** | **415,494.5** | **361,028.9** |
| **PROVISIONS FOR LIABILITIES** | **24,431.4** | **16,892.7** |
| **PROVISIONS FOR LIABILITIES – TOTAL II** | **24,431.4** | **16,892.7** |
| **FINANCIAL LIABILITIES (1) (2)** | **28,566.5** | **23,025.0** |
| BANK FACILITIES | 27,541.6 | 11,288.6 |
| VARIOUS DEBTS | 11,024.8 | 11,736.4 |
| **DOWN-PAYMENTS ON PREVIOUS EDITIONS** | **0** | **307,215.0** |
| **ACCOUNTS PAYABLE-TRADE** | **236,840.3** | **180,152.2** |
| TRADE ACCOUNTS PAYABLE | 93,847.4 | 89,941.1 |
| TAX, SOCIAL AND OTHER PAYABLES | 142,992.9 | 90,211.0 |
| **OTHER PAYABLES** | **23,761.5** | **21,699.9** |
| AMOUNTS PAYABLE ON FIXED ASSETS AND RELATED ACCOUNTS | 332.6 | 2,148.2 |
| TAX, SOCIAL AND OTHER PAYABLES | 23,428.9 | 19,551.7 |
| **DEFERRED INCOME** | **317,672.8** | **14.5** |
| **LIABILITIES – TOTAL III** | **616,841.1** | **532,106.6** |
| **UNREALIZED GAINS/LOSSES – TOTAL IV** | **40.2** | **150.7** |
| **GRAND TOTAL (I+II+III+IV)** | **1,056,807.0** | **910,178.9** |
| (1) OF WHICH MORE THAN ONE YEAR | 2,534.9 | 5,013.2 |
| (2) OF WHICH LESS THAN ONE YEAR | 36,031.6 | 18,011.8 |

## 1. ACCOUNTING RULES AND PROCEDURES

The annual financial statements of PagesJaunes, a company whose principal business activities are:

- selling advertisements in the PagesJaunes directories (paper and electronic versions); and
- advertising representation for, and out-sourced publishing of, the Pages Blanches and the electronic directories (3611), of France Telecom,

were drafted in accordance with generally accepted accounting principles in France as set forth by applicable legislation.

The significant policies are described below.

### 1.1 Accounting policies for expenses and revenues

Advertising revenues are included in the annual results of the year in which the directories are published. Furthermore, online revenues are recognized at the moment they are placed on line. This policy also applies to expenses directly related to directories such as royalties, commissions paid to representatives and sub-contracting.

### 1.2 Intangible assets

The intangible assets include software and computer programs, amortized over 1 to 4 years, *pro rata temporis*, as well as goodwill accrued at the acquisition cost, of which the length of amortization is generally tied to the normal obsolescence of goodwill, and more generally over a 3 to 4 year period; further, other charges can be recognized, notably the loss of value in goodwill.

### 1.3 Tangible assets

Tangible assets are valued at their acquisition cost.

The amortization for depreciation is calculated following the straight line method according to the probable useful life. The main amortization durations are as follows:

| | |
|---|---|
| • Buildings | 40 years |
| • Installations and improvements | 5/8 years |
| • Computer-related equipment | 3/4 years |
| • Production-related equipment | 3/4 years |
| • Office furniture and equipment | 5/10 years |
| • Transport-related equipment | 4 years |

### 1.4 Investments in controlled entities and other long-term investment securities

Investments in controlled entities and other long-term investment securities are stated at acquisition cost. When the inventory value is deemed to be sustainably less than the carrying value, an allowance is recorded. The inventory value is determined with reference to the shareholder equity and the outlook of the entity.

### 1.5 Inventories and works in progress

Work in progress is evaluated at cost price on the basis of direct costs. A depreciation provision is triggered when the inventory value falls below the probable completion value.

### 1.6 Customers receivables

Customers' receivables are evaluated at nominal value. A depreciation provision is determined on the basis of a review of individual and collective risks of those customers who are late in their payments for receivables concerning already-published editions. Also, customer receivables existing prior to the year have been depreciated according to the best estimations of the company.



### 1.7 The installation of the "Qualiac" software package

On October 6, 2002, the company installed the new billing and auxiliary accounting system for clients, Qualiac (unix environment), in replacing BEST (specific development functioning under MVS).

Following this installation, the company implemented a new accounting presentation for customers on the balance sheet as of December 31, 2002.

From the validation of the order and the delivery of the bill to the client, the bill is accounted for by debiting the client's account in return for this unearned income. From the publishing date of the printed directory, or the date electronic directories are placed on line, revenues consist of a reversal in unearned income.

This change in presentation enables the company to discern the balance of all debt resulting from billing.

Until December 31, 2001, only payments received from clients for previous editions were registered in the liabilities of the balance sheet in advance and deposits, in return for a bank account for deposited checks, or a client account "payments to be received" for full-term values.

The following pro forma balance sheet showing customer and related accounts takes into account the change in method, permitting a comparison between December 31, 2002 and December 31, 2001.

| | 2002 | 2001 (pro forma) | 2001 |
|---|---|---|---|
| **Assets** | | | |
| Trade account receivables | 334.8 | 313.9 | 246.6 |
| Tax and labor receivables | 42.6 | 39.4 | 57.9 |
| **Liabilities** | | | |
| Down-payments to suppliers | 0 | 0 | 307.2 |
| Tax and labor payables | 142.4 | 131.9 | 88.9 |
| Deferred income | 317.7 | 313.2 | 0 |

### 1.8 Marketable securities

Marketable securities are valued at their acquisition cost.

A depreciation provision is recognized when the inventory value is less than the carrying value.

The inventory value is equal to the average price in the month of December for listed securities and to the closing price for non-listed securities.

The accrued interest on debenture stock is included in the corresponding stock accounts.

### 1.9 Provisions for liabilities and charges

Rights acquired by active employees have created a provision for indemnities payable upon retirement.

The methods for determining this recorded provision corresponds to an actuarial measurement of the liability and takes into account a number of different parameters.

### 1.10 Financial income

Financial income is presented net of costs related to bank overdrafts and to standard loss provisions in connection with accrued interest on blocked accounts for employee profit-sharing in PagesJaunes' earnings.

Furthermore, investment costs, purchase-related or otherwise, are included in financial expenses.

**NOTES TO THE 2002 ANNUAL FINANCIAL STATEMENTS (continued)**

## 2. SIGNIFICANT EVENTS DURING THE YEAR

### 2.1 Removal of the leasing option and transfer of the buildings in Sèvres

Following the authorization of the Supervisory Board on December 12, 2001, PagesJaunes used their buy-back option of the Sèvres lease on March 7, 2002, and subsequently sold the buildings to CWA on March 12, 2002.

Furthermore, France Telecom became tenants of the buildings, PagesJaunes becoming sub-tenant.

### 2.2 Acquisition of the sales business of directory data

In the context of the consolidation of directory businesses at PagesJaunes, the Company acquired from Intelmatique the sale of online access to directories business in January 2002.

### 2.3 Subsidiaries

In the context of the legal restructuring of the Wanadoo group, PagesJaunes transferred its subsidiaries Jordan Yellow Pages, Telecoma Salvador and its PagesJaunes subsidiaries in Morocco to Wanadoo International.

In the same process, PagesJaunes transferred its debt from these subsidiaries to Wanadoo International.

All of these transactions have been taken into account in the sales value.

### 2.4 URSSAF audit

An URSSAF audit began in March 2002, reviewing years 2000 and 2001. It ended in December 2002.

The principal changes made were regarding the tax on transportation for VRPs, as well as the application of the Aubry II tax relief measures, following an agreement to reduce work times.

### 2.5 Tax audit

The changes accepted for years 1998 and 1999 were accounted for in the 2002 financial statements, either in expenses to be paid or refunded to France Telecom, in the context of tax integration for fiscal year 1999.

However, the changes regarding the depreciation of Oda do Brasil shares and debt and the taxation of Eurodirectory profits earned in Luxembourg are being appealed by the Company.

### 2.6 Progressive installation of purchasing management software from Oracle applications (P.O.)

The Pacha project for purchasing management using the P.O. software from Oracle applications was installed progressively: pilot sites in June 2002 (Information Systems Department and Finance Department); other Departments and Business Units in October (Online Directory, Sites, Communications, Organization Management); and the remaining Departments and Business Units in January 2003.

## 3. SUPPLEMENTAL INFORMATION RELATING TO THE BALANCE SHEET AND STATEMENT OF INCOME

All values are in € millions.

### 3.1 Intangible assets

Changes in intangible assets:

| | Value at January 1, 2002 | Acquisitions | Transfers | Trade-in Values | Value at December 31, 2002 |
|---|---|---|---|---|---|
| Software | 16.0 | 2.3 | (1.5) | 0 | 16.8 |
| Intangible assets of the business | 1.4 | 3.2 | 0 | 0 | 4.6 |
| Depreciation, provisions | (12.9) | (2.9) | 0 | 1.5 | (14.3) |
| **Net Intangibles** | **4.5** | **2.6** | **(1.5)** | **1.5** | **7.1** |

**NOTES TO THE 2002 ANNUAL FINANCIAL STATEMENTS (continued)**

The change in the period is the result of the acquisition of the assets of the business arising from the sale of directory information and the acquisition of software licenses.

### 3.2 Tangible assets

Changes in tangible assets:

| | Value at January 1, 2002 | Acquisitions | Transfers | Trade-in Values | Value at December 31, 2002 |
|---|---|---|---|---|---|
| Land | 9.9 | 14.0 | (23.9) | 0 | 0 |
| Buildings | 28.5 | 20.6 | (49.1) | 0 | 0 |
| Other tangible assets | 64.0 | 6.1 | (7.4) | 0 | 62.7 |
| Depreciation | (58.5) | (6.5) | 0 | 16.9 | (48.1) |
| **Net Tangibles** | **43.9** | **34.2** | **(80.4)** | **16.9** | **14.6** |

The changes in land and buildings are a result of the sale of the Sèvres buildings (exercise of option for lease dated March 7, 2002, and sale of all buildings on March 12, 2002. The other changes are a result of other transactions, primarily acquisitions and discarding of computer-related equipment.

### 3.3 Investments

Changes in investment:

| | Value at January 1, 2002 | Acquisitions | Sales or Reimburse-ments | Depreciation/ Write-back | Value at December 31, 2002 |
|---|---|---|---|---|---|
| Investments in controlled entities and related receivables | 55.3 | 0.2 | (5.9) | 0 | 49.6 |
| Provisions | (1.9) | 0 | 0 | 1.9 | 0 |
| Loans, guarantees and deposits paid | 1.8 | 0.1 | (1.3) | 0 | 0.6 |
| **Net Investments** | **55.2** | **0.3** | **(7.2)** | **1.9** | **50.2** |

Changes include:

- Sales of Jordan Yellow Pages for 1.2, Moroccan subsidiaries for 3.3 as well as abandonment of debts concerning *Telelistas* (Conforguias debt and security provided to Bio papeles) for 1.9.
- Also the recovery on reserves charged in prior periods for depreciation of the same debts.

### 3.4 Stocks and works in progress

| | 2002 | 2001 |
|---|---|---|
| Gross value | 11.1 | 10.3 |
| Depreciation | (0.4) | (0.1) |
| **Market price** | **10.7** | **10.2** |

### 3.5 Depreciation of accounts receivable

| | Value at January 1, 2002 | Debts sold | Depreciation | Value at December 31, 2002 |
|---|---|---|---|---|
| Debt | 3.7 | (3.3) | 3.0 | 3.7 |
| **Total** | **4.0** | **(3.3)** | **3.0** | **3.7** |

## NOTES TO THE 2002 ANNUAL FINANCIAL STATEMENTS (continued)

### 3.6 Debt

Debt consists of funds placed next to France Telecom in loan contracts and in current account. At December 31, 2002, funds placed next to France Telecom amount to 578.5 of which 480 as a loan for a period of one year.

### 3.7 Debt more and less than one year

Most of the debt is for less than one year.

### 3.8 Short-term investments

Short-term investments consist of capitalization bonds of 11 and include non-accumulated interest.

### 3.9 Payments to be received, but still included in the balance sheet

| | |
|---|---|
| Suppliers, invoiced bills to receive | 2.7 |
| Customer receivables, invoice to be issued | 9.1 |
| Tax receivables, tax relief to be claimed | 1.1 |
| Various Debts, interest earned through loans | 1.5 |
| Marketable securities, earned interest | 3.4 |
| **Total** | **17.8** |

### 3.10 Share capital

Share capital amounts to €54,810,000 and consists of 182,700 shares, each of a nominal value of €300.

| Shareholder Equity (in €) | | |
|---|---|---|
| Shareholder Equity as of 1/1/2002 | | 361,028,883 |
| Allocations for 2001 | 167,286,495 | |
| Dividend Payments | (151,641,000) | |
| Amount Carried Forward | 15,645,495 | |
| 2002 Result | | 206,106,573 |
| Shareholders' Equity as of December 31, 2002 | | 415,494,456 |

### 3.11 Provisions

Charges consist of vested rights in connection with retirement indemnities of 14.7.

Total breakdowns are provided below:

| | |
|---|---|
| Actuarial value of vested rights at 12/31/2002 | 15.6 |
| Provision accounted for at 12/31/2002 | 14.7 |
| Balance available to insurance company | 0.9 |
| **Total** | **15.6** |

At December 31, 2002, PagesJaunes is involved in litigation arising from the ordinary course of business. Taking into account the provisions already recorded in the financial statements, these events should have no material adverse effect on the financial status of the company.

**NOTES TO THE 2002 ANNUAL FINANCIAL STATEMENTS (continued)**

The provisions include the following:

| | Value at Beginning of Year | Depreciation/ Write-back | Value at the End of Fiscal Year |
|---|---|---|---|
| Provisions for court actions | 3.6 | 6.1 | 9.7 |
| Provisions for retirement indemnities | 13.3 | 1.4 | 14.7 |
| **Total** | **16.9** | **7.5** | **24.4** |

The depreciations and write-backs regarding the restructuring plan for 5.2, the 2004 expense regarding *Projet Rivage* for 0.9 and 1.1 for provisions for the write-down of the value of the business assets of DVA as well as the recovery on various court actions for 0.6 and 0.5 for the recovery of provisions of taxes following an audit.

### 3.12 Financial debt

Financial debt consists of blocked accounts in connection with employee profit sharing in PagesJaunes' earnings, amounting to 4.9.

### 3.13 Debt maturity profile

| | Gross Amount | Due in one year at most | Due in 1 to 5 years |
|---|---|---|---|
| Bank loans | 27.5 | 27.5 | 0 |
| General loans and financial debt | 11.0 | 8.5 | 2.5 |
| Accounts payable | 93.8 | 93.8 | 0 |
| Fiscal and social security debt | 142.4 | 142.4 | 0 |
| Others | 24.4 | 24.4 | 0 |
| **Total** | **299.1** | **296.6** | **2.5** |

### 3.14 Payable charges included in the balance sheet

| | |
|---|---|
| Accounts payable undelivered invoices | 70.4 |
| Fiscal and social security debts, VAT, taxes, salaries and social charges | 63.8 |
| Other debts to be paid | 2.6 |
| **Total** | **136.8** |

### 3.15 Financial income

Financial income includes investment income from cash management of 21.0, and subsidiaries dividends of 1.5.

### 3.16 *Extraordinary income*

Extraordinary income includes:

- Capital gains on intangible assets of 22.8 and on transfer of securities of 3.2.
- A renewal of provisions for tax of 0.5.

### 3.17 Distribution of the benefits tax

The distribution of the benefits tax between operating income and extraordinary income is as follows:

| | Earnings before tax | Taxes | Net |
|---|---|---|---|
| Operating income | 324.5 | (119.4) | 205.1 |
| Extraordinary income and employee profit sharing | 2.2 | (1.2) | 1.0 |
| **Net Income** | **326.7** | **120.6** | **206.1** |

**NOTES TO THE 2002 ANNUAL FINANCIAL STATEMENTS (continued)**

### 3.18 Latent and deferred tax matters

Future tax burden relief

| | Gross Amount | Tax |
|---|---|---|
| • Employee profit sharing | 24.4 | |
| • Retirement payment provision | 14.7 | |
| • Others | 1.0 | |
| • Unrealized gains/losses | 0.1 | |
| **Total** | **40.2** | |
| Representing a future tax burden relief of: | **14.3** | |

### 3.19 Off-Balance Sheet Commitments

| | 2002 | 2001 |
|---|---|---|
| Liabilities received: | | |
| Leases [1] | 0 | 50.2 |
| Others | 0.3 | 0.3 |
| Liabilities granted: | | |
| Leases, rents still owed [1] | 0 | 50.9 |
| Guarantees received [2] | 7.3 | 1.6 |
| Others (purchases of paper, printing) | 97.8 | 61.9 |

(1) The arrangements received or granted in 2001 concern the buildings of the registered office, sold in 2002.
(2) These guarantees include the estimate to be paid in 2004, concerning the business assets of DVA.

### 3.20 Compensation allocated to members of the Supervisory Board and Management Board

It is distributed as follows:

| | |
|---|---|
| Supervisory Board | 0.014 |
| Management Board | 0.010 |
| | 0.025 |

### 3.21 Employees

| | 2002 | 2001 |
|---|---|---|
| Management | 689 | 662 |
| Supervisors and technicians | 2,206* | 1,350 |
| Employees | 40 | 790 |
| **Total** | **2,935** | **2,802** |

These employee numbers correspond to the current monthly average.

* The VRPs are included in 2002, listed with technicians (previously listed with employees).

**NOTES TO THE 2002 ANNUAL FINANCIAL STATEMENTS (continued)**

### 3.22 Related-company transactions

The principal balance sheet and statement of income elements relate to France Telecom, Wanadoo SA and Kompass France.

They consist of the following:

France Telecom:

- Total publicity royalties of Pages Blanches and Pages Minitel amount to 63.6.
- Rent charges relating to the building of the Registered Office of 5.4.
- The supplier's balance due by PagesJaunes amounts to 20.2.
- Editorial costs of Pages Blanches charged to France Telecom amount to 59.6. The client balance due by France Telecom is 20.3.
- Cash advances provided by PagesJaunes are 578.5. The corresponding financial products amount to 21.4.

Wanadoo S.A.:

- The management fees and trademark royalties for 6.5 and the corresponding supplier debt is 6.0 as well as tax debt concerning tax consolidation is 21.4.

Kompass France:

- The interests on related receivable are 0.2, as well as interest of 2.6.

### 3.23 Consolidation

PagesJaunes is fully consolidated in the financial statements of Wanadoo S.A.

### 3.24 Tax consolidation

PagesJaunes is a member of the tax consolidation group constituted by Wanadoo since January 1, 2001.

Pursuant to a tax sharing agreement, PagesJaunes is liable for payment to Wanadoo for corporate tax which it would otherwise have had to pay to the French Treasury had it not been a member of the tax group. Any resulting tax savings are to be allocated to Wanadoo S.A.